Exhibit (a)(1)(A)

Offer to Purchase
All Outstanding Shares of Common Stock
of
SELECTIS HEALTH, INC.
at
$5.75 Per Share in Cash

by

BLACK PEARL EQUITIES, LLC
and

BLACK PEARL EQUITIES II, LLC,
its wholly owned subsidiary

and
TORTUGA ACQUISITION SUB, INC.,
its wholly owned subsidiary

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 10, 2026, UNLESS THE OFFER IS EXTENDED.

Black Pearl Equities, LLC, a New York limited liability company (“Parent”), Black Pearl Equities II, LLC, a New York limited liability company and a wholly owned subsidiary of Parent (“Purchaser”), and Tortuga Acquisition Sub, Inc., a Utah corporation and a wholly owned subsidiary of Purchaser (“Merger Sub”), are offering to purchase all of the issued and outstanding shares of common stock, par value $0.05 per share (the “Shares”), of Selectis Health, Inc., a Utah corporation (the “Company”), at a purchase price of $5.75 per Share in cash (the “Offer Price”), without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 22, 2026 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Purchaser and Merger Sub, pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will accept the Shares for purchase in the Offer and Merger Sub will then merge with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Purchaser (the “Merger”).

In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held by the Company, any of its subsidiaries, Parent, Purchaser or Merger Sub or held by stockholders of the Company who have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Part 13 of the Utah Revised Business Corporation Act (the “Utah Code”)) will be converted into and become the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required withholding of taxes (the “Merger Consideration”). Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

Merger Sub’s obligation to accept for payment and pay for Shares that are validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer is subject to the satisfaction of various conditions set forth in the Merger Agreement, including (a) a nonwaivable condition that there be validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that, when added to the Shares, if any, already owned by Parent and its subsidiaries, would represent at least seventy percent (70%) of all then outstanding Shares (the “Minimum Tender Condition”), (b) Shares held by stockholders of the Company that have properly exercised appraisal rights under Utah law not exceeding fifteen percent (15%) of the Shares outstanding immediately prior to the Acceptance Time, (c) the Company shall have demonstrated to the reasonable satisfaction of Purchaser that the aggregate unrestricted cash held by the Company and its subsidiaries is at least $6,800,000 (excluding amounts held in escrow, which amounts held in escrow shall not be less than $2,880,000), (d) the Company shall have demonstrated to the reasonable satisfaction of Purchaser that the Company and its subsidiaries have good, valid and marketable fee simple title to all of their owned real property, free and clear of all liens other than specified permitted encumbrances, (e) the Required OK Approvals (as defined in the Merger Agreement) shall have been obtained, and (f) the satisfaction of other customary conditions as described in this Offer to Purchase. See The Tender Offer — Section 11 – Conditions of the Offer in this Offer to Purchase.

After the consummation of the Offer and the satisfaction of the conditions set forth in the Merger Agreement, Parent, Purchaser, Merger Sub and the Company will cause the Merger to become effective as soon as practicable without a meeting of stockholders of the Company in accordance with Section 16-10a-1104 of the Utah Code.

The Board of Directors of the Company (the “Company Board”) has unanimously (i) determined and declared that the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer and the Merger) are, on the terms and subject to the conditions set forth in the Merger Agreement, advisable and in the best interests of and are fair to the Company and its stockholders, (ii) approved, adopted and authorized in all respects the Merger Agreement (together with the other documents executed by the Company in connection therewith, including the Tender Agreement) and the transactions contemplated by the Merger Agreement (including the Offer and the Merger), (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and (iv) resolved that the Merger shall be effected under Section 16-10a-1104 of the Utah Code and that the Merger shall be consummated as soon as practicable following the acceptance of Shares for payment pursuant to the Offer (the “Company Board Approval”).

A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” below. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

July 13, 2026

The Information Agent for the Offer is:

2 Robbins Lane, Suite 201

Jericho, New York 11753

Banks and Brokers Call (516) 933-3100

All Others Call Toll-Free (844) 305-2265

Email GBCS@laurelhill.com

IMPORTANT

If you wish to tender all or a portion of your Shares to Merger Sub in the Offer, you should either (i) complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares in this Offer to Purchase or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined below in the “Summary Term Sheet”) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares in this Offer to Purchase.

Questions and requests for assistance should be directed to the Information Agent (as defined below in the “Summary Term Sheet”) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other material related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

TABLE OF CONTENTS

SUMMARY TERM SHEET	ii
INTRODUCTION	1
SPECIAL FACTORS	2
1. Background of the Offer; Past Contacts or Negotiations with the Company	2
2. Purpose of the Offer; Plans for the Company	7
3. Position of the Company Regarding Fairness of the Offer and the Merger	8
4. Certain Effects of the Offer	8
5. The Merger Agreement and the Tender Agreement	9
6. Appraisal Rights	29
7. Transactions and Arrangements Concerning the Shares	30
8. Certain Relationships between Parent, Purchaser or Merger Sub and the Company	30
THE TENDER OFFER	32
1. Terms of the Offer	32
2. Acceptance for Payment and Payment for Shares	34
3. Procedures for Accepting the Offer and Tendering Shares	35
4. Withdrawal Rights	37
5. Certain Material U.S. Federal Income Tax Consequences of the Offer	38
6. Price Range of Shares; Dividends	41
7. Certain Information Concerning the Company	42
8. Certain Information Concerning Parent, Purchaser and Merger Sub	42
9. Source and Amount of Funds	43
10. Dividends and Distributions	44
11. Conditions of the Offer	44
12. Certain Legal Matters; Regulatory Approvals	46
13. Fees and Expenses	48
14. Miscellaneous	49

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. This summary term sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning the Company contained in this summary term sheet and elsewhere in this Offer to Purchase has been provided to Parent, Purchaser and Merger Sub by the Company or has been taken from, or is based upon, publicly available documents or records of the Company on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent, Purchaser and Merger Sub have not independently verified the accuracy and completeness of such information.

Securities Sought	All of the issued and outstanding shares of common stock, par value $0.05 per share, of the Company (the “Shares”).
Price Offered Per Share	$5.75, in cash, without interest thereon and subject to any required tax withholding.
Scheduled Expiration of Offer	5:00 P.M., New York City time, on August 10, 2026, unless the Offer is otherwise extended (the “Expiration Date”).

Who is offering to buy my securities?

Black Pearl Equities, LLC, a New York limited liability company (“Parent”), Black Pearl Equities II, LLC, a New York limited liability company and a wholly owned subsidiary of Parent (“Purchaser”), and Tortuga Acquisition Sub, Inc., a Utah corporation and a wholly owned subsidiary of Purchaser (“Merger Sub”), are offering to buy your Shares. Merger Sub was formed for the sole purpose of making the Offer and completing the process by which it will be merged with and into the Company.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Merger Sub and, where appropriate, the Purchaser Group. We use the term “Parent” to refer to Black Pearl Equities, LLC, the term “Purchaser” to refer to Black Pearl Equities II, LLC, the term “Merger Sub” to refer to Tortuga Acquisition Sub, Inc., the term “the Company” to refer to Selectis Health, Inc., and the term “Purchaser Group” to refer to Parent, Purchaser, Merger Sub, Abraham Schwartz (Chief Executive Officer and President of Parent and Partner of Purchaser) and Schneur Zalman Schapiro (Partner of each of the Parent and Purchaser).

See The Tender Offer — Section 8 – Certain Information Concerning Parent, Purchaser and Merger Sub and Special Factors — Section 8 — Certain Relationships between Parent, Purchaser or Merger Sub and the Company.

What is the class and amount of securities sought pursuant to the Offer?

We are offering to purchase all of the issued and outstanding shares of common stock, par value $0.05 per share, of the Company, on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. In this Offer to Purchase, we use the term “Offer” to refer to this offer and the term “Shares” to refer to the shares of the Company’s common stock that are the subject of the Offer.

ii

See The Tender Offer — Section 1 – Terms of The Offer.

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in the Company. Following the consummation of the Offer, we intend to complete the Merger (as defined below) as promptly as practicable. Upon completion of the Merger, the Company will become a wholly owned subsidiary of Purchaser. We intend to cause the Company to be delisted from the OTCQB Venture Market (“OTCQB”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as soon as practicable after completion of the Merger.

Who can participate in the Offer?

The Offer is open to all holders and beneficial owners of Shares.

How much are you offering to pay?

We are offering to pay $5.75 per Share, in cash, without interest thereon and subject to any required tax withholding. We refer to this amount as the “Offer Price.”

See the “Introduction.”

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.

See the “Introduction” and The Tender Offer — Section 13 – Fees and Expenses.

Is there an agreement governing the Offer?

Yes. The Company, Purchaser and Merger Sub have entered into an Agreement and Plan of Merger, dated as of June 22, 2026 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Merger Sub with and into the Company, with the Company surviving such merger as a wholly owned subsidiary of Purchaser (such merger, the “Merger”). In addition, concurrently with entering into the Merger Agreement, Purchaser entered into a Tender and Support Agreement dated as of June 22, 2026 (the “Tender Agreement”) with certain stockholders of the Company (the “Supporting Stockholders”), which provides that such Supporting Stockholders will promptly tender, and not withdraw, an aggregate of 436,491 Shares, or approximately 14.2% of the outstanding Shares, into the Offer.

See Special Factors — Section 5 – The Merger Agreement and the Tender Agreement and The Tender Offer — Section 11 – Conditions of the Offer.

iii

What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for cash pursuant to the Merger?

The receipt of cash in exchange for your Shares in the Offer or, assuming you do not tender your Shares pursuant to the Offer, the receipt of cash in exchange for your Shares in the Merger, will be a taxable transaction for U.S. federal income tax purposes. In general, provided that you hold your Shares as capital assets, you will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received and (ii) your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss generally will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. See The Tender Offer — Section 5 – Certain U.S. Federal Income Tax Consequences of the Offer for a more detailed discussion of the tax treatment of the Offer and the Merger.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Do you have the financial resources to pay for all of the Shares that Merger Sub is offering to purchase pursuant to the Offer?

Yes. We estimate that we will need approximately $18.26 million to purchase all of the Shares we are seeking to purchase pursuant to the Offer and to complete the Merger. We will have, at the expiration of the Offer, sufficient funds for this purpose. We expect to obtain the necessary funds to pay for Shares validly tendered, and not withdrawn, pursuant to the Offer, and to consummate the Merger, from available funds and the Debt Financing (as described below) at or about the first time as of which Merger Sub accepts any Shares for payment pursuant to the Offer (such time, the “Acceptance Time”). See Special Factors — Section 5 – The Merger Agreement and the Tender Agreement — Debt Financing. There is no financing condition to the Offer.

See The Tender Offer — Section 9 – Source and Amount of Funds.

Is Parent’s, Purchaser’s or Merger Sub’s financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think Parent’s, Purchaser’s or Merger Sub’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all issued and outstanding Shares solely for cash;
•	if we consummate the Offer, we are obligated to complete the Merger, in which all Shares (subject to limited exceptions for Shares subject to appraisal rights in connection with the Merger and any Shares held by the Company, Parent, Purchaser, Merger Sub or any subsidiary of the Company) that then remain issued and outstanding will be converted into the right to receive the Offer Price in cash;
•	we will have sufficient funds, including through the Debt Financing, available to purchase all Shares validly tendered, and not withdrawn, in the Offer and all Shares converted into the right to receive the Offer Price in cash in the Merger; and
•	the Offer and the Merger are not subject to any financing or funding condition.

iv

See The Tender Offer — Section 9 – Source and Amount of Funds and Special Factors — Section 5 – The Merger Agreement and the Tender Agreement.

Is there a certain number of Shares that must be tendered in order for you to purchase any securities?

Yes. Our obligation to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any Shares that are validly tendered in the Offer and not withdrawn prior to the expiration of the Offer, is subject to the satisfaction of various conditions set forth in The Tender Offer — Section 11 – Conditions of the Offer, including, among other conditions, a nonwaivable condition that there be validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that, when added to the Shares, if any, already owned by Parent and its subsidiaries, would represent at least seventy percent (70%) of all then outstanding Shares (the “Minimum Tender Condition”).

In order to satisfy the Minimum Tender Condition, Merger Sub must receive valid tenders (that have not been properly withdrawn) of at least 2,146,942 Shares (including the 436,491 Shares agreed to be tendered by Supporting Stockholders pursuant to the Tender Agreement), assuming no change in the Shares outstanding since June 22, 2026.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 5:00 P.M., New York City time, on the Expiration Date to tender your Shares in the Offer. The term “Expiration Date” means August 10, 2026, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date. In addition, if pursuant to the Merger Agreement we decide to, or are required to, extend the Offer, you will have an additional opportunity to tender your Shares.

If you cannot deliver everything required to make a valid tender by the scheduled expiration of the Offer, you may still participate in the Offer by using the guaranteed delivery procedures that are described in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares prior to the scheduled expiration of the Offer.

See The Tender Offer — Section 1 – Terms of the Offer and The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares.

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement provides that we will:

•	extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; and
•	if, on the Expiration Date or any subsequent date as of which the Offer is scheduled to expire, any condition to the Offer shall not have been satisfied or waived, extend the Offer on one or more occasions in consecutive increments of up to five (5) business days each (or such longer period as the parties may agree) until such time as each such condition shall have been satisfied or waived.

v

However, (1) in no event shall we be required to extend the Offer beyond August 31, 2026 or the valid termination of the Merger Agreement, (2) if, at any otherwise scheduled expiration of the Offer, all of the conditions to the Offer, except for the Minimum Tender Condition, shall have been satisfied or waived, we shall in such situation be required to extend the Offer in consecutive increments of up to five (5) business days each but in no event more than fifteen (15) business days in the aggregate (or such other period as the parties may agree), (3) we may extend the Offer for up to five (5) business days in order to determine whether the Appraisal Rights Condition (as defined below) has been satisfied and (4) we shall extend the Offer if requested by the Company’s Board of Directors, or may extend the Offer at our election, in connection with our right to renegotiate the terms of the Merger Agreement in the event that the Company receives a superior third-party proposal to the Offer and the Merger.

None of Parent, Purchaser or Merger Sub is permitted to extend the Offer in any manner other than the foregoing without the prior written consent of the Company.

See The Tender Offer — Section 1 – Terms of the Offer and Special Factors — Section 5 – The Merger Agreement and the Tender Agreement and The Tender Offer — Section 11 – Conditions of the Offer.

Will there be a subsequent offering period?

Pursuant to Section 16-10a-1104 of the Utah Code and due to the obligation of the parties to take all necessary and appropriate action to cause the Merger to become effective without a meeting of the stockholders of the Company (including the exercise of the Top-Up Option (as defined below) by Merger Sub), we expect the Merger to occur as promptly as practicable following the consummation of the Offer without a subsequent offering period. See The Tender Offer — Section 1—Terms of the Offer. If we are prohibited from effecting the Merger in accordance with Section 16-10a-1104 of the Utah Code, we reserve the right to effect the Merger in another manner that complies with the requirements of the Utah Code.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Broadridge Corporate Issuer Solutions, LLC, which is the depositary for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m. New York City time, on the next business day after the previously scheduled Expiration Date.

See The Tender Offer — Section 1 – Terms of the Offer.

What are the most significant conditions of the Offer?

Our obligation to accept for payment and pay for Shares that are validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer is subject to the satisfaction of a number of conditions by 5:00 P.M., New York City time, on the scheduled Expiration Date of the Offer, including, among other conditions:

•	the Minimum Tender Condition;
•	Shares held by stockholders of the Company that have properly exercised appraisal rights under Utah law shall not have exceeded fifteen percent (15%) of the Shares outstanding immediately prior to the Acceptance Time (the “Appraisal Rights Condition”);
•	the Company shall have demonstrated to the reasonable satisfaction of Purchaser that the aggregate unrestricted cash held by the Company and its subsidiaries is at least $6,800,000 (excluding amounts held in escrow, which amounts held in escrow shall not be less than $2,880,000);
vi

•	the Company shall have demonstrated to the reasonable satisfaction of Purchaser that the Company and its subsidiaries have good, valid and marketable fee simple title to all of their owned real property, free and clear of all liens other than specified permitted encumbrances;
•	the Required OK Approvals (as defined in the Merger Agreement) shall have been obtained;
•	no Material Adverse Effect having occurred since the date of the Merger Agreement; and
•	the accuracy of the Company’s representations and warranties set forth in the Merger Agreement, and the performance of the Company’s obligations set forth in the Merger Agreement, to specified standards of materiality.

The above conditions of the Offer are further described, and other conditions of the Offer are described, below in The Tender Offer — Section 11 – Conditions of the Offer. The Offer is not subject to any financing condition.

How do I tender my Shares?

If you hold your Shares directly as the registered owner and such Shares are represented by stock certificates, you may tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the Expiration Date. If you hold your Shares as registered owner and such Shares are represented by book-entry positions, you may follow the procedures for book-entry transfer set forth in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the Expiration Date, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within one (1) trading day using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until 5:00 P.M., New York City time, on the Expiration Date. In addition, if we have not accepted your Shares for payment by the end of October 5, 2026, you may withdraw them at any time after that date until we accept your Shares for payment.

See The Tender Offer — Section 4 – Withdrawal Rights.

vii

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See The Tender Offer — Section 4 – Withdrawal Rights.

Has the Offer been approved by the Company’s Board of Directors?

Yes. The Board of Directors of the Company (the “Company Board”) has unanimously (i) determined and declared that the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer and the Merger) are, on the terms and subject to the conditions set forth in the Merger Agreement, advisable and in the best interests of and are fair to the Company and its stockholders, (ii) approved, adopted and authorized in all respects the Merger Agreement (together with the other documents executed by the Company in connection therewith, including the Tender Agreement) and the transactions contemplated by the Merger Agreement (including the Offer and the Merger), (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and (iv) resolved that the Merger shall be effected under Section 16-10a-1104 of the Utah Code and that the Merger shall be consummated as soon as practicable following the acceptance of Shares for payment pursuant to the Offer (the “Company Board Approval”).

A more complete description of the reasons for the Company Board’s approval of the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to be filed by the Company with the SEC under the Exchange Act and mailed to you and other stockholders in connection with the Offer.

If Shares tendered pursuant to the Offer are purchased by Merger Sub, will the Company continue as a public company?

If the Offer is consummated, we expect to complete the Merger as promptly as practicable following the consummation of the Offer. Once the Merger takes place, the Company will be a wholly owned subsidiary of Purchaser. Following the Merger, we intend to cause the Company to be delisted from the OTCQB and deregistered under the Exchange Act.

See Special Factors — Section 4 – Certain Effects of the Offer.

Will a meeting of the Company’s stockholders be required to approve the Merger?

No. Provided that, following the Acceptance Time and, if applicable, the exercise of the Top-Up Option by Merger Sub (pursuant to and in accordance with the Merger Agreement), Parent, Purchaser, Merger Sub and their respective subsidiaries own, in the aggregate, at least ninety percent (90%) of the outstanding Shares entitled to vote on the approval and adoption of the Merger Agreement under the Utah Code (the “Short Form Threshold”), Purchaser will effect the Merger without a meeting of the Company’s stockholders and without a vote or any further action by the stockholders, in accordance with Section 16-10a-1104 of the Utah Code. If we are prohibited from effecting the Merger in accordance with Section 16-10a-1104 of the Utah Code, we reserve the right to effect the Merger in another manner that complies with the requirements of the Utah Code.

viii

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

If the Offer is consummated, we will effect the Merger pursuant to Section 16-10a-1104 of the Utah Code. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company, any of its subsidiaries, Parent, Purchaser or Merger Sub or held by stockholders of the Company who have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with the Utah Code) will be converted into and become the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required withholding of taxes (the “Merger Consideration”).

Upon completion of the Merger, the Company’s stockholders who do not tender their Shares in the Offer (other than stockholders who properly perfect appraisal rights) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but may be available to you in the Merger if you do not tender Shares in the Offer. See Special Factors — Section 6 – Appraisal Rights.

See the “Introduction” to this Offer to Purchase, Special Factors — Section 4 – Certain Effects of the Offer and Special Factors — Section 5 – The Merger Agreement and the Tender Agreement.

What will happen to preferred stock and equity-based awards?

The Offer is being made only for Shares, and not for outstanding preferred stock, stock options, warrants, restricted stock units or restricted Shares (including Shares subject to performance- and time-based vesting criteria) of the Company’s common stock issued under any equity-based compensation plan of the Company. Holders of outstanding preferred stock, stock options, warrants, restricted stock units or restricted stock issued by the Company may participate in the Offer only if they first convert such preferred stock, exercise such stock options or warrants, or become vested in such restricted stock units or restricted stock, as applicable, and settle them for Shares in accordance with the terms of the applicable equity incentive plan or other applicable agreements of the Company, and tender the Shares, if any, issued upon such conversion or exercise or in connection with such vesting and settlement. Any such conversion, exercise or settlement should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding preferred stock, stock options, warrants, restricted stock units or restricted stock that the holder will have sufficient time to comply with the procedures for tendering Shares described below in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares.

If the Offer is consummated and the Merger is completed, as of the Effective Time:

•	each stock option that is outstanding and unexercised will become fully vested and will as a result of the Merger, without any action on the part of the holder of such stock option, be automatically cancelled and the holder will cease to have any rights with respect thereto except the right to receive a cash payment (without interest) equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such option and (ii) the number of Shares subject to such option. Options with an exercise price that is equal to or greater than the Merger Consideration will be cancelled without any payment being made in respect thereof.
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•	each warrant to purchase Shares that is outstanding and unexercised will, as a result of the Merger, without any action on the part of the holder of such warrant, be automatically cancelled and the holder will cease to have any rights with respect thereto except the right to receive a cash payment will receive a cash payment (without interest) equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such warrant and (ii) the number of Shares issuable upon exercise of such warrant. Warrants with an exercise price that is equal to or greater than the Merger Consideration will be cancelled without any payment being made in respect thereof.
•	each restricted stock unit that is outstanding will become fully vested and will as a result of the Merger, without any action on the part of the holder of such restricted stock unit, be automatically cancelled and the holder will receive a cash payment (without interest) equal to the product of (i) the aggregate number of Shares subject to such restricted stock unit and (ii) the Merger Consideration.
•	each restricted Share will become fully vested and will as a result of the Merger, without any action on the part of the holder of such restricted Share, automatically be cancelled and the holder will receive a cash payment (without interest) equal to the product of (i) the aggregate number of restricted Shares and (ii) the Merger Consideration.

In addition, the Company will, pursuant to and in accordance with the terms of the applicable certificate of designation, take all action necessary or advisable to redeem all outstanding shares of the Company’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”) and Series D Convertible Preferred Stock (the “Series D Preferred Stock”), such redemption to be consummated prior to or concurrently with the Acceptance Time. Each share of Series A Preferred Stock outstanding will be redeemed by the Company, and the holders thereof will be entitled to receive an amount in cash equal to $2.00 per share, without interest, and each share of Series D Preferred Stock outstanding will be redeemed by the Company, and the holders thereof will be entitled to receive an amount in cash equal to $1.00 per share, without interest. As of the Acceptance Time, all shares of Series A Preferred Stock and Series D Preferred Stock will no longer be outstanding and will automatically be cancelled and retired, and each holder of Series A Preferred Stock and Series D Preferred Stock will cease to have any rights with respect thereto, except the right to receive the consideration with respect thereto.

See Special Factors — Section 5 – The Merger Agreement and the Tender Agreement.

What is the market value of my Shares as of a recent date?

On June 23, 2026, the last full day of trading before the public announcement of the execution of the Merger Agreement, the reported closing price of the Shares on the OTCQB was $3.20 per Share. On July 10, 2026, the last full day of trading before commencement of the Offer, the reported closing price of the Shares on the OTCQB was $5.16 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

See The Tender Offer — Section 6 – Price Range of Shares; Dividends.

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with entering into the Merger Agreement, Purchaser entered into the Tender Agreement with the Supporting Stockholders, dated as of June 22, 2026, which provides that such Supporting Stockholders will promptly tender, and not withdraw, an aggregate of 436,491 Shares, or approximately 14.2% of the outstanding Shares, into the Offer.

See Special Factors — Section 5 – The Merger Agreement and the Tender Agreement.

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Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, once the Offer is consummated and the Merger is completed, holders of Shares immediately prior to the effective time of the Merger who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Part 13 of the Utah Code and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Utah Business and Chancery Court (or, if the Utah Business and Chancery Court lacks or declines to exercise jurisdiction, the Third Judicial District Court for the State of Utah) and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest thereon. The “fair value” could be greater than, less than or the same as the Offer Price. Concurrently with the commencement of the Offer, the Company is distributing the Schedule 14D-9, which contains important information regarding how a holder of Shares may exercise its appraisal rights.

See Special Factors — Section 6 – Appraisal Rights.

Whom should I call if I have questions about the Offer?

You may call Laurel Hill Advisory Group, the information agent for the Offer (the “Information Agent”) at (844) 305-2265. See the back cover of this Offer to Purchase for additional contact information.

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INTRODUCTION

Black Pearl Equities, LLC, a New York limited liability company (“Parent”), Black Pearl Equities II, LLC, a New York limited liability company and a wholly owned subsidiary of Parent (“Purchaser”), and Tortuga Acquisition Sub, Inc., a Utah corporation and a wholly owned subsidiary of Purchaser (“Merger Sub”), are offering to purchase all of the issued and outstanding shares of common stock, par value $0.05 per share (the “Shares”), of Selectis Health, Inc., a Utah corporation (the “Company”), at a purchase price of $5.75 per Share in cash (the “Offer Price”), without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 22, 2026 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Purchaser and Merger Sub, pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will accept the Shares for purchase in the Offer and Merger Sub will then merge with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Purchaser (the “Merger”).

In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held by the Company, any of its subsidiaries, Parent, Purchaser or Merger Sub or held by stockholders of the Company who have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Part 13 of the Utah Revised Business Corporation Act (the “Utah Code”)) will be converted into and become the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required withholding of taxes (the “Merger Consideration”). The Merger Agreement is more fully described in Special Factors — Section 5 – The Merger Agreement and the Tender Agreement.

Tendering stockholders who are record owners of their Shares and who tender directly to Broadridge Corporate Issuer Solutions, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Merger Sub pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Board of Directors of the Company (the “Company Board”) has unanimously (i) determined and declared that the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer and the Merger) are, on the terms and subject to the conditions set forth in the Merger Agreement, advisable and in the best interests of and are fair to the Company and its stockholders, (ii) approved, adopted and authorized in all respects the Merger Agreement (together with the other documents executed by the Company in connection therewith, including the Tender Agreement) and the transactions contemplated by the Merger Agreement (including the Offer and the Merger), (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and (iv) resolved that the Merger shall be effected under Section 16-10a-1104 of the Utah Code and that the Merger shall be consummated as soon as practicable following the acceptance of Shares for payment pursuant to the Offer (the “Company Board Approval”).

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-heading “The Solicitation or Recommendation”.

Merger Sub’s obligation to accept for payment and pay for Shares that are validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer is subject to the satisfaction of various conditions set forth in the Merger Agreement, including (a) a nonwaivable condition that there be validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that, when added to the Shares, if any, already owned by Parent and its subsidiaries, would represent at least seventy percent (70%) of all then outstanding Shares (the “Minimum Tender Condition”), (b) Shares held by stockholders of the Company that have properly exercised appraisal rights under Utah law not exceeding fifteen percent (15%) of the Shares outstanding immediately prior to the Acceptance Time (the “Appraisal Rights Condition”), (c) the Company shall have demonstrated to the reasonable satisfaction of Purchaser that the aggregate unrestricted cash held by the Company and its subsidiaries is at least $6,800,000 (excluding amounts held in escrow, which amounts held in escrow shall not be less than $2,880,000), (d) the Company shall have demonstrated to the reasonable satisfaction of Purchaser that the Company and its subsidiaries have good, valid and marketable fee simple title to all of their owned real property, free and clear of all liens other than specified permitted encumbrances, (e) the Required OK Approvals (as defined in the Merger Agreement) shall have been obtained, and (f) the satisfaction of other customary conditions as described in this Offer to Purchase. See The Tender Offer — Section 11 – Conditions of the Offer in this Offer to Purchase.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in its entirety before any decision is made with respect to the Offer.

SPECIAL FACTORS

1.	Background of the Offer; Past Contacts or Negotiations with the Company.

The following is a description of contacts between representatives of Parent and representatives of the Company that resulted in the execution of the Merger Agreement. The chronology below covers only key events leading up to the execution of the Merger Agreement and does not purport to catalogue every conversation between representatives of Parent, the Company and other parties. For a review of the Company’s activities relating to these contacts, please refer to the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Background of the Offer and the Merger” and “Reasons for Recommendation.”

On August 5, 2025, Abraham Schwartz, Chief Executive Officer of Parent, initiated contact with Adam Desmond, then Chief Executive Officer of the Company, regarding the Company’s Georgia portfolio facilities. Beginning in September 2025, Mr. Schwartz engaged in a series of communications with Mr. Michael Segal of Blueprint Healthcare Real Estate Advisors (“Blueprint”), the Company’s real estate broker, regarding Parent’s interest in the Company’s Georgia portfolio.

On October 16, 2025, Mr. Schwartz transmitted an offer for the entire Georgia portfolio to Mr. Segal, who presented the offer to the Company. On October 31, 2025, Mr. Segal informed Mr. Schwartz that the Company had decided to sell only a portion of the portfolio and had entered into a letter of intent with another buyer.

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On October 31, 2025, Mr. Schwartz transmitted a letter and non-binding term sheet on behalf of Parent to Mr. Clifford Neuman, a director of the Company, proposing an acquisition of the entire Company, rather than an asset-level transaction limited to the Georgia portfolio (the “October 2025 Proposal”). The October 2025 Proposal contemplated an all-cash acquisition at $2.50 per share, representing aggregate equity value of approximately $7.7 million plus the assumption of approximately $32 million of indebtedness, for a total enterprise value of approximately $39.7 million. The term sheet contemplated either an all-cash merger or tender offer structure with no financing contingency. The Company Board did not respond to the October 2025 Proposal.

On January 14, 2026, Mr. Lance Baller, a director and shareholder of the Company, began communicating with Mr. Schwartz regarding the potential for a new offer to be made by Parent. On February 6, 2026, following such discussions, Parent filed with the Securities and Exchange Commission (the “SEC”) a pre-commencement communication on Schedule TO-C announcing its intention to commence a tender offer for the outstanding shares of the Company at $4.00 per share in cash (the “February 2026 Announcement”).

Beginning on February 10, 2026, Mr. Schwartz and Mr. Desmond exchanged a series of communications. On February 11, 2026, the parties participated in a teleconference, during which the Company’s representatives confirmed that the Company Board was prepared to engage in good-faith negotiations at a price of $7.00 per share.

On February 12, 2026, Mr. Neuman transmitted a draft non-disclosure agreement (the “NDA”) to Parent. Following negotiation of certain terms, Parent countersigned the NDA and returned it to Mr. Desmond on February 16, 2026, with the NDA becoming fully effective on that date.

On February 17, 2026, Mr. Schwartz provided Parent’s due diligence request list to Mr. Desmond and indicated that Parent was prepared to begin property visits the following week. The Company acknowledged the request and advised that a data room would be established. Later that day, Mr. Desmond provided a questionnaire from the Company Board seeking additional information regarding Parent and its proposed acquisition of the Company.

Between February 18, 2026 and February 25, 2026, Parent made several requests regarding the establishment of the data room and access to due diligence materials. During this period, the parties discussed the Company's request for responses to the Board questionnaire and the scope and timing of the due diligence process.

On February 26, 2026, Mr. Neuman, on behalf of the Company Board, transmitted e-mail correspondence stating that the Company Board had considered Parent’s position and was unwilling to continue further discussions. Parent thereafter withdrew from active discussions but did not withdraw its publicly announced intention to commence a tender offer.

Following the February 26, 2026 communication, Mr. Schwartz and Mr. Desmond continued to communicate via telephone and e-mail regarding a potential transaction. Following those discussions, Parent indicated to the Company that it was willing to increase its offer price.

On March 10, 2026, Parent formally commenced a tender offer at a price of $5.05 per share in cash and filed the related Schedule TO with the SEC (the “Initial Tender Offer”).

On March 20, 2026, the Company Board met to discuss the Initial Tender Offer. At that meeting, the Company appointed Mr. Richard Huebner to the Company Board and designated Mr. Huebner as the primary negotiator on the transaction on behalf of the Company.

The Company Board met again on March 23, 2026 to discuss the Initial Tender Offer and authorized Mr. Huebner to discuss the possibility of increasing the offer to $6.25 per share.

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Beginning on March 23, 2026, Mr. Schwartz, Schneur Zalman Schapiro of Parent and Mr. Huebner commenced negotiations. On March 26, 2026, the parties reached agreement on the principal economic terms, including a purchase price of $6.25 per share in cash and a minimum tender condition of 70% of the outstanding shares.

On March 26, 2026, the Company Board met again to discuss the agreement in principle reached by Mr. Huebner on behalf of the Company. At that meeting, the Company Board authorized proceeding with the proposed transaction at $6.25 per share in cash, conditioned on a minimum tender of 70% of the outstanding shares.

On March 26, 2026, Mr. Huebner informed Mr. Schwartz that the Company Board had approved the proposed transaction at $6.25 per share in cash, conditioned on a minimum tender of 70% of the outstanding shares. Later on March 26, 2026, Mr. Schwartz transmitted to Mr. Huebner a draft term sheet reflecting the agreed-upon terms. While the Company Board approved the economic terms reflected in the term sheet, the Company did not execute the term sheet. The parties proceeded on the understanding that the unexecuted term sheet would serve as a working framework reflecting the agreed-upon economic terms.

On March 30, 2026, Mr. Schwartz traveled to Oklahoma and conducted an in-person tour of the Company’s Oklahoma facilities together with Mr. Baller. The parties confirmed agreement in principle on the negotiated transaction terms during this meeting.

Throughout April 2026, Parent and the Company engaged in further due diligence exchanges.

On April 13, 2026, during a series of telephone calls, Mr. Schwartz advised that a merger structure may permit more efficient completion of the transaction. On April 14, 2026, following a Company Board meeting, Mr. Huebner communicated the Company Board’s opposition to a merger, due to timing and cost concerns. Following discussions between the parties and counsel, Parent ultimately accepted a tender offer structure with a short-form merger to acquire any remaining untendered shares.

On May 1, 2026, following a conversation with Messrs. Baller, Huebner and Neuman informing them of Parent’s intent to do so, Parent terminated the Initial Tender Offer that had been commenced on March 10, 2026 and subsequently amended. Following the termination, Parent engaged Olshan Frome Wolosky LLP (“Olshan”) as transaction counsel.

On May 4, 2026, Mr. Schwartz and Mr. Schapiro met in person in Colorado with members of the Company Board, with counsel for Parent and the Company participating by phone. The participants agreed in principle on a structure whereby Parent would commence a new tender offer on the same economic terms as had been agreed on March 26, 2026, with an added “top-up” provision enabling Parent to acquire up to 90% of the outstanding shares (after accounting for the 70% minimum tendered shares threshold) for purposes of effecting a short-form merger. Mr. Desmond mentioned that the Company had closed on the sale of certain Georgia properties, which prompted Mr. Schwartz to request current information regarding the Company’s cash balance.

On May 6, 2026, Mr. Schwartz transmitted the initial draft of a revised term sheet to Mr. Huebner. The term sheet was negotiated over approximately ten days, with both sides circulating revisions. On May 8, 2026, the Company began populating due diligence materials in the data room responsive to Parent’s due diligence checklist. On May 14, 2026, Mr. Huebner advised Mr. Schwartz that Mr. Desmond was no longer with the Company.

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On May 14 and 15, 2026, the parties negotiated various provisions of the term sheet, including a $400,000 break-up fee payable by each party to the other upon specified termination events and a thirty-day exclusivity period to sign a merger agreement. On May 15, 2026, the Company Board approved the revised term sheet, and the Company executed it, acting through Krystal Eckhart in her capacity as Interim Chief Executive Officer and Chief Financial Officer.

Following execution of the term sheet, the parties and their counsel began drafting a merger agreement and continued due diligence. On May 26, 2026, Mr. Schwartz transmitted the draft merger agreement to Mr. Huebner, and they spoke by telephone that afternoon regarding its content, with Mr. Huebner relaying his initial impressions, including regarding the treatment of the Company’s outstanding preferred stock in the transaction.

On May 27, 2026, Mr. Schwartz, Mr. Huebner, and Mr. Baller conducted a telephone call regarding the expected cash balances of the Company at closing. Mr. Huebner and Mr. Baller advised that the cash balance at closing was now expected to be significantly lower than Parent had anticipated. The parties continued to engage in good-faith discussions on the open business points, including as to the Company’s required closing cash balance, the preferred stock treatment, and the remaining open due diligence items. Later that day, Mr. Schwartz sent to Mr. Huebner an initial draft of the proposed tender and support agreement pursuant to which the Company’s directors and officers would agree to tender their shares.

On May 28, 2026, the Company Board met to review comments from its legal counsel regarding the draft merger agreement. The Company Board deliberated over the representations and warranties contained in the draft merger agreement (especially those regarding the Company’s real estate), closing cash balance requirements, and the potential impact of dissenting shareholders.

On May 29, 2026, Mr. Huebner delivered to Mr. Schwartz the Company’s initial comments on the draft merger agreement, including regarding closing conditions related to the Company’s closing cash balance and title to its owned real property. Messrs. Schwartz and Schapiro called Mr. Huebner later that day to discuss the real property title condition.

On June 1, 2026, Mr. Huebner called Mr. Schwartz to advise that the Company would be sending to Parent information regarding the Company’s cash balances that Parent had requested.

On June 2, 2026, Mr. Schwartz and Mr. Huebner conducted two telephone calls to review the status of open items in the transaction.

On June 3, 2026, Mr. Schwartz delivered a revised draft of the merger agreement to Mr. Huebner.

On the afternoon of June 4, 2026, Mr. Schwartz, Mr. Schapiro, Mr. Huebner, and Mr. Baller conducted a telephone call to discuss the merger agreement and the steps required to proceed to a signing, including a valuation report proposed to be obtained by the Company.

On June 5, 2026, Mr. Schwartz and Mr. Huebner conducted two telephone calls to review the status of the open items in the transaction, including the merger agreement, the outstanding due diligence items, and the Company’s disclosure schedules.

On June 5, 2026, the Company Board met to discuss the open items for the transaction and the status of the valuation report for which it had retained Houlihan Valuation Advisors.

On the afternoon of June 9, 2026, Mr. Baller called Mr. Schwartz to make clear that the 30-day exclusivity period under the May 15, 2026 term sheet was expiring on June 14, 2026 and that the Company had no intention to extend it. Mr. Baller followed up regarding the status of the transaction, and Mr. Schwartz advised that Parent was awaiting the Company’s disclosure schedules to the merger agreement.

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On June 11, 2026, Mr. Schwartz called Mr. Huebner to inquire as to the status of the Company’s disclosure schedules to the merger agreement and also discussed the Company’s preferred stock and Parent’s financing for the transaction. That afternoon, the Company’s counsel, Pearson Butler, provided an initial draft of the disclosure schedules to Olshan; Olshan provided its comments to the schedules later that day and followed up regarding remaining items required prior to signing the merger agreement, to which Pearson Butler responded the following day.

On June 11, 2026, the Company received a valuation report from Houlihan Valuation Advisors dated June 7, 2026, which listed the Company’s value on a fully-diluted basis at $18,403,000 or $5.62 per share as of March 31, 2026.

On June 12, 2026, Mr. Schwartz and Mr. Schapiro called Mr. Baller. Parent proposed to provide the debt commitment letters of its financing sources for the Company’s review and proposed a revised price of $5.00 per share in cash, citing the decrease in the Company’s cash position.

Following the call, the Company Board met to discuss the revised offer. The Company Board agreed that Mr. Huebner should call Mr. Schwartz with a counterproposal of $5.75 per share with a $0.50 per share future payment.

Later that afternoon, Mr. Baller called Mr. Schwartz back with Mr. Huebner on the line, and Mr. Schapiro also participated. Mr. Baller and Mr. Huebner counter-proposed a revised structure of $5.75 per share in cash plus a future payment of $0.50 per share. Following discussion with its counsel, Mr. Schwartz called Mr. Baller and conveyed the view that a future payment mechanism for a transaction of this type and size was not appropriate, including in view of the Company’s desire for an expedited closing.

Following the call, the Company Board met again to discuss the offer of $5.75 per share. The Company Board agreed that $5.75 per share would be acceptable, but did not wish to extend the exclusivity period. The Company Board further agreed that any decision to accept the offer and enter into a definitive merger agreement would be contingent on the Company receiving a debt commitment letter from Parent to ensure that Parent had sufficient funds to consummate the proposed transaction.

Later that day, Mr. Baller confirmed to Mr. Schwartz that the Company Board would agree to a price of $5.75 per share. The Company agreed to extend Parent’s due diligence period through the end of business on Wednesday, June 17, 2026 (but declined Parent’s request for an extension of the exclusivity period through Friday, June 19, 2026).

Between June 12, 2026 and June 17, 2026, the Company Board met several times to discuss the terms of the merger agreement and the tender and support agreements. In addition, the Company Board discussed requirements related to the Oklahoma skilled nursing facilities and the redemption of the Company’s Series A Preferred and Series D Convertible Preferred Stock.

On June 15, 2026, Mr. Schwartz and Mr. Baller conducted a telephone call to discuss the status of the transaction. Mr. Baller confirmed that the Company needed to see a signed debt commitment letters from Parent’s financing sources.

On June 16, 2026, Pearson Butler delivered revised disclosure schedules to Olshan.

On June 17, 2026, Parent delivered its executed debt commitment letter to the Company.

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Between June 17, 2026 and June 18, 2026, the parties exchanged further revised drafts of the merger agreement and finalized the tender and support agreement and the merger agreement, including to provide for the redemption of the Company’s preferred stock, the Company’s required closing cash position and regulatory approvals required to continue to operate the Company’s skilled nursing facilities in Oklahoma in the ordinary course of business following closing.

On June 18, 2026, the Company Board, acting by written consent, unanimously (i) determined and declared that the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer and the Merger) are, on the terms and subject to the conditions set forth in the Merger Agreement, advisable and in the best interests of and are fair to the Company and its unaffiliated stockholders, (ii) approved, adopted and authorized in all respects the Merger Agreement (together with the other documents executed by the Company in connection therewith, including the Tender Agreement) and the transactions contemplated by the Merger Agreement (including the Offer and the Merger), (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and (iv) resolved that the Merger shall be effected under Section 16-10a-1104 of the Utah Code and that the Merger shall be consummated as soon as practicable following the acceptance of Shares for payment pursuant to the Offer.

Between June 18, 2026 and June 22, 2026, the parties and their counsel communicated regulatory regarding the execution of the Merger Agreement and the Tender Agreement.

On June 22, 2026, the Merger Agreement and the Tender Agreement were both fully executed.

On June 23, 2026, the Company issued a press release announcing the transaction.

2.	Purpose of the Offer; Plans for the Company.

Purpose of the Offer.

The purpose of the Offer is to enable Purchaser to acquire control of, and possibly the entire equity interest in, the Company. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected and reduce the time required for Purchaser to obtain control of the Company.

The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, the Purchaser Group intends to complete the Merger as promptly as practicable thereafter.

The purpose of the Offer and the Merger for the Purchaser Group is to benefit from any future earnings and growth of the Company after the consummation of the Offer and the Merger.

The Company Board has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. If the Offer is consummated, we do not anticipate seeking the approval of the Company’s remaining stockholders before effecting the Merger. Section 16-10a-1104 of the Utah Code provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least ninety percent (90%) of the shares of each class of stock of the constituent corporation entitled to vote on the merger, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Pursuant to the terms of the Merger Agreement, the Company has granted to Merger Sub an irrevocable option (the “Top-Up Option”) to purchase up to that number of newly-issued Shares that, when added to the number of Shares held by the Purchaser Group and their affiliates, would constitute one Share more than ninety percent (90%) of the total outstanding Shares. See Special Factors — Section 5 – The Merger Agreement and the Tender Agreement. Accordingly, if we consummate the Offer, we intend to complete the Merger without a vote of the Company’s stockholders in accordance with Section 16-10a-1104 of the Utah Code. If we are prohibited from effecting the Merger in accordance with Section 16-10a-1104 of the Utah Code, we reserve the right to effect the Merger in another manner that complies with the requirements of the Utah Code.

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Plans for the Company

If the Offer is consummated, we intend to complete the Merger as promptly as practicable. Except as set forth in this Offer to Purchase and the Merger Agreement, we have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s capitalization or dividend policy or (iv) any other material change in the Company’s corporate structure or business. We will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger, and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential.

3.	Position of the Company Regarding Fairness of the Offer and the Merger.

The full text of the recommendations, and reasons therefor, of the Company Board will be included in the Company’s Schedule 14D-9. Holders of Shares are urged to read the Schedule 14D-9, including the reasons for the recommendation of the Company Board, carefully.

The Company Board has unanimously determined that the Offer and the Merger are advisable and that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, approved the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, and recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

4.	Certain Effects of the Offer.

It is expected that Merger Sub will acquire a sufficient number of Shares upon the consummation of the Offer, including through the exercise of the Top-Up Option, if applicable, such that the Merger will be consummated pursuant to Section 16-10a-1104 of the Utah Code promptly after the consummation of the Offer. Immediately following the Merger, all of the outstanding Shares will be held by Purchaser.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

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Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), may be impaired or eliminated. We intend to cause the Shares to cease to be quoted on the OTCQB Venture Market (“OTCQB”) and the registration of the Shares to be terminated under the Exchange Act as soon after completion of the Offer and the Merger as the requirements therefor are satisfied.

5.	The Merger Agreement and the Tender Agreement.

Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. References to “Business Day” in relation to provisions of the Merger Agreement shall mean any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York City.

The Merger Agreement has been filed herewith as required by applicable SEC regulations and solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants, which were made as of specific dates, as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company.

The Offer

Principal Terms of the Offer

The Merger Agreement provides that, subject to the terms and conditions of the Offer and the Merger Agreement, Merger Sub will (and Purchaser will cause Merger Sub to), immediately after the Offer expires, accept for payment (the time of such acceptance, the “Acceptance Time”), and as promptly as practicable after the expiration of the Offer pay for, all Shares validly tendered and not withdrawn pursuant to the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee). The Merger Agreement provides that the obligation of Merger Sub to accept for payment, and pay for, the Shares validly tendered (and not withdrawn) is subject to the satisfaction or (if permitted) waiver of the conditions of the Offer.

The Merger Agreement provides that Merger Sub expressly reserves the right to waive any of the conditions to the Offer, except that Merger Sub may not waive the Minimum Tender Condition.

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In addition, the Merger Agreement provides that Merger Sub expressly reserves the right to modify the terms of the Offer, except that, without the prior written consent of the Company, Merger Sub will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) add to the conditions to the Offer or change, modify or waive any of the conditions to the Offer in a manner adverse to the holders of the Shares, (iv) extend or otherwise change the Expiration Date of the Offer (except as required or permitted by the Merger Agreement), (v) change the form of consideration payable in the Offer, or (vi) otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to the holders of the Shares.

Extensions of the Offer

The Merger Agreement provides that Merger Sub will (and Purchaser will cause Merger Sub to):

•	extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; and
•	if, on the Expiration Date, any condition to the Offer has not been satisfied or waived, extend the Offer on one or more occasions in consecutive increments of up to five (5) Business Days each (or such longer period as the parties may agree) until such time as each such condition has been satisfied or waived.

However, (1) in no event will Merger Sub be required to extend the Offer beyond August 31, 2026 or the valid termination of the Merger Agreement, (2) if, at any otherwise scheduled expiration of the Offer, all of the conditions to the Offer, except for the Minimum Tender Condition, have been satisfied or waived, Merger Sub will in such situation be required to extend the Offer in consecutive increments of up to five (5) Business Days each but in no event more than fifteen (15) Business Days in the aggregate (or such other period as the parties may agree), (3) Merger Sub may extend the Offer for up to five (5) Business Days in order to determine whether the Appraisal Rights Condition (as defined in The Tender Offer — Section 11 – Conditions of the Offer) has been satisfied, and (4) Merger Sub will extend the Offer if requested by the Company Board, or may extend the Offer at its election, in connection with its right to renegotiate the terms of the Merger Agreement in the event that the Company receives a superior third-party proposal to the Offer and the Merger.

The Offer may not be extended by Merger Sub except as specifically provided above. The Offer also may not be terminated prior to the Expiration Date unless the Merger Agreement is validly terminated in accordance with its terms.

Schedule 14D-9 and Board Recommendation

The Merger Agreement provides that the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (such Schedule 14D-9, as amended or supplemented from time to time, the “Schedule 14D-9”) contemporaneously with the filing by the Purchaser Group of a Tender Offer Statement on Schedule TO, which will include, among other documents, this Offer to Purchase and related Letter of Transmittal (such Schedule TO and the documents included therein, together with any supplements or amendments thereto, the “Offer Documents”). In accordance with the Merger Agreement the Schedule 14D-9 will include, among other things, the Company Board’s recommendation that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

The Company also represents in the Merger Agreement that it has been advised that all of its directors and named executive officers who own Shares intend to tender such Shares pursuant to the Offer.

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The Merger

Principal Terms of the Merger

The Merger Agreement provides that the consummation of the Merger will take place as soon as possible following the Acceptance Time, subject to the satisfaction or waiver (to the extent permissible) of the conditions set forth in the Merger Agreement. The Merger Agreement provides that the Merger will be effected in accordance with Section 16-10a-1104 of the Utah Code, without a vote of the stockholders of the Company.

The Merger Agreement provides that as soon as practicable on the date of the closing of the Merger, Purchaser, Merger Sub and the Company will cause the Merger to be consummated under the Utah Code by filing a statement of or articles of merger in such form as required by, and executed in accordance with, the Utah Code (the “Articles of Merger”) with the Utah Division of Corporations and Commercial Code and will make all other filings or recordings required under the Utah Code in connection with the Merger. The Merger will become effective at such date and time as the Articles of Merger is duly filed with the Utah Division of Corporations and Commercial Code or at such subsequent date and time as Purchaser and the Company agree and specify in the Articles of Merger. The Merger Agreement provides that, at the Effective Time, Merger Sub will be merged with and into the Company, the separate existence of Merger Sub will cease, and the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”).

The Merger Agreement provides that, at the Effective Time, each Share (other than Shares held by the Company, any of its subsidiaries, Purchaser or Merger Sub or held by stockholders of the Company who have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Part 13 of the Utah Code) issued and outstanding immediately prior to the Effective Time will be converted into and become the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required tax withholding (the “Merger Consideration”).

The Merger Agreement provides that Shares that are issued and outstanding immediately prior to the Effective Time and that are held by stockholders who, in accordance with Part 13 of the Utah Code, (i) have not voted in favor of adopting the Merger Agreement or consented thereto in writing, (ii) have demanded properly in writing appraisal for such Shares, (iii) have otherwise complied in all respects with Part 13 of the Utah Code, and (iv) have not effectively withdrawn, lost or failed to perfect their rights to appraisal, will not be converted into the Merger Consideration, but at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, will be cancelled and will cease to exist and each holder of such Shares will cease to have any rights with respect thereto, other than such rights to be paid the fair value of such Shares in accordance with the provisions of Part 13 of the Utah Code. The Merger Agreement also provides that such Shares held by Company stockholders who have failed to perfect or who effectively have withdrawn or lost their rights to appraisal of such Shares under Part 13 of the Utah Code will thereupon be deemed to have been cancelled and to have been converted, as of the Effective Time, into the right to receive the Merger Consideration relating thereto, without interest, upon surrender of the certificate or certificates that formerly evidenced such Shares or, in the case of Shares represented by book-entry, upon adherence to the procedures set forth in the letter of transmittal.

Changes of Directors and Officers in Connection with the Merger

The Merger Agreement provides that from and after the Effective Time, (i) the directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and (ii) the officers of Merger Sub immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal. As of the date of this Offer to Purchase, the officers and directors of Merger Sub are Abraham Schwartz and Schneur Zalman Schapiro.

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Adjustments to the Offer Price and Merger Consideration

The Merger Agreement provides that if on or after the date of the Merger Agreement and prior to the Effective Time, the Company splits, combines into a smaller number of Shares, or issues by stock dividend or reclassification any Shares, then the Offer Price, the Merger Consideration and the consideration paid for any stock options, restricted stock units and restricted Shares will be equitably adjusted to reflect such change.

Treatment of Preferred Stock, Stock Options, Warrants, Restricted Stock Units, and Restricted Shares

The Merger Agreement provides that Purchaser will not assume any preferred stock, stock options, warrants, restricted stock units or restricted Shares (including Shares subject to performance- and time-based vesting criteria) in connection with the Merger or any other transactions contemplated by the Merger Agreement, and that as of the Effective Time:

•	each stock option that is outstanding and unexercised will become fully vested and will as a result of the Merger, without any action on the part of the holder of such stock option, be automatically cancelled and the holder will cease to have any rights with respect thereto except the right to receive a cash payment (without interest) equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such option and (ii) the number of Shares subject to such option. Options with an exercise price that is equal to or greater than the Merger Consideration will be cancelled without any payment being made in respect thereof;
•	each warrant to purchase Shares that is outstanding and unexercised will, as a result of the Merger, without any action on the part of the holder of such warrant, be automatically cancelled and the holder will cease to have any rights with respect thereto except the right to receive a cash payment (without interest) equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such warrant and (ii) the number of Shares issuable upon exercise of such warrant. Warrants with an exercise price that is equal to or greater than the Merger Consideration will be cancelled without any payment being made in respect thereof;
•	each restricted stock unit that is outstanding will become fully vested and will as a result of the Merger, without any action on the part of the holder of such restricted stock unit, be automatically cancelled and the holder will cease to have any rights with respect thereto except the right to receive a cash payment (without interest) equal to the product of (i) the aggregate number of Shares subject to such restricted stock unit and (ii) the Merger Consideration; and
•	each restricted Share will become fully vested and will as a result of the Merger, without any action on the part of the holder of such restricted Share, automatically be cancelled and the holder will cease to have any rights with respect thereto except the right to receive a cash payment (without interest) equal to the product of (i) the aggregate number of restricted Shares and (ii) the Merger Consideration.

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In addition, the Company will, pursuant to and in accordance with the terms of the applicable certificate of designation, take all action necessary or advisable to redeem all outstanding shares of the Company’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”) and Series D Convertible Preferred Stock (the “Series D Preferred Stock”), such redemption to be consummated prior to or concurrently with the Acceptance Time. Each share of Series A Preferred Stock outstanding will be redeemed by the Company, and the holders thereof will be entitled to receive an amount in cash equal to $2.00 per share, without interest, and each share of Series D Preferred Stock outstanding will be redeemed by the Company, and the holders thereof will be entitled to receive an amount in cash equal to $1.00 per share, without interest. As of the Acceptance Time, all shares of Series A Preferred Stock and Series D Preferred Stock will no longer be outstanding and will automatically be cancelled and retired, and each holder of Series A Preferred Stock and Series D Preferred Stock will cease to have any rights with respect thereto, except the right to receive the consideration with respect thereto.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company has granted to Merger Sub an irrevocable option (the “Top-Up Option”) to purchase, at a price per share equal to the Offer Price, up to that number of newly-issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares held by Purchaser, Merger Sub or any of their affiliates at the time of such exercise, will constitute one share more than ninety percent (90%) of the total Shares then outstanding (determined on a fully diluted basis and assuming the issuance of the Top-Up Shares).

The Top-Up Option is exercisable once, in whole and not in part, on or prior to the tenth (10th) Business Day following the later of (i) Merger Sub’s acceptance for payment of Shares pursuant to the Offer and (ii) the expiration of any subsequent offering period provided by Merger Sub; provided that the number of Shares beneficially owned by Purchaser or Merger Sub immediately prior to the time of exercise of the Top-Up Option constitutes at least seventy percent (70%) of the number of Shares then outstanding and that Merger Sub will own, immediately after such exercise and the issuance of Top-Up Shares, one share more than ninety percent (90%) of the number of Shares then outstanding. The Top-Up Option may not be exercised (x) for a number of Shares in excess of the number of authorized but unissued and unreserved Shares, (y) if the issuance of the Top-Up Shares would require approval of the Company’s stockholders under applicable stock exchange or trading market rules and a waiver or exemption is not obtained, or (z) if any provision of applicable law or order prohibits such exercise or delivery of Top-Up Shares.

The aggregate purchase price for the Top-Up Shares may be paid by Merger Sub, at its election, (i) entirely in cash, (ii) by delivery of a promissory note with full recourse to Purchaser, or (iii) any combination of the foregoing, provided that in each case the par value of the Top-Up Shares will be paid in cash. Any such promissory note will bear interest at the prime rate as reported in The Wall Street Journal on the date of execution, will mature on the first anniversary of the date of execution, may be prepaid without premium or penalty, and will have full recourse to Purchaser and Merger Sub.

The Top-Up Option will terminate upon the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms. Any dilutive impact on the value of the Shares as a result of the existence or exercise of the Top-Up Option or the issuance of the Top-Up Shares, and any effect of the promissory note or any other consideration paid for the Top-Up Shares, will not be taken into account in any determination of the fair value of any Shares held by stockholders who properly exercise appraisal rights.

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Representations and Warranties

In the Merger Agreement, the Company has made customary representations and warranties to the Purchaser Group, including representations relating to, among other things: corporate existence and power; corporate authorization; qualification to do business; good standing; enforceability; subsidiaries; capitalization; no conflict; required filings and consents; state anti-takeover statutes; disclosure controls and procedures; SEC reports; absence of certain changes or events; permits; compliance with applicable law and orders; financial statements; absence of certain undisclosed liabilities; absence of litigation; employee benefit plans; labor matters; real property and leases; material contracts; intellectual property; tax matters; environmental matters; brokers; and insurance.

In the Merger Agreement, Purchaser and Merger Sub have made customary representations and warranties to the Company, including representations relating to, among other things: corporate existence and power; corporate authorization; good standing; enforceability; no conflict; required filings and consents; interim operations of Merger Sub; ownership of the Company equity interests; brokers; absence of litigation; availability of funds; and solvency.

Material Adverse Effect

Certain of the representations and warranties contained in the Merger Agreement and certain of the conditions to the Offer contained in the Merger Agreement and this Offer to Purchase refer to the concept of a “Material Adverse Effect.”

The Merger Agreement defines a “ Material Adverse Effect” as any change, event, circumstance, occurrence, development or effect (any such item, an “Effect”), individually or when taken together with all other Effects, that is, or would reasonably be expected to be, materially adverse to (A) the properties, assets, liabilities, business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or (B) the ability of the Company to perform its obligations under the Merger Agreement or consummate the transactions contemplated thereby, except in each case for any such Effect resulting from or arising out of the following:

1.	any changes in interest rates;
2.	general economic conditions in the United States of America or foreign countries or changes therein;
3.	U.S. or foreign financial, banking or securities market conditions or changes therein;
4.	any event or change in conditions generally affecting the Company’s or any of its subsidiaries’ industries;
5.	any change in or interpretations of GAAP or any law;
6.	changes in the market price or trading volume of the Company’s stock on the OTCQB (except that the underlying facts or occurrences giving rise or contributing to such changes will be taken into account in determining whether there has been a Material Adverse Effect);
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7.	any failure by the Company to meet internal or published estimates of revenues, earnings or other financial projections, or projections or forecasts of any other person, of revenues, earnings or cash flow for any period ending on or after the date of the Merger Agreement (except that the underlying facts or occurrences giving rise or contributing to such failure will be taken into account in determining whether there has been a Material Adverse Effect);
8.	any pandemic, earthquake, hurricane, tornado or other natural disaster or act of God;
9.	national or international political conditions, including any engagement in or escalation of hostilities, whether or not pursuant to the declaration of a national emergency or war,
10.	the taking of any action expressly provided by the Merger Agreement or consented to in writing by Purchaser

However, in the case of items (1) through (5), (8) and (9) above, if the Effect materially disproportionately affects the properties, assets, liabilities, business, financial condition, results of operations or prospects of the Company and its subsidiaries relative to other for-profit industry participants, then only the extent of such disproportionate effects, if any, will be taken into account when determining whether there is, or would reasonably expected to be, a “Material Adverse Effect.”

Covenants

Operating Covenants

The Merger Agreement provides that, between the date of the Merger Agreement and the Effective Time, except as expressly contemplated by the Merger Agreement or set forth in the disclosure letter delivered by the Company to Purchaser, the Company will, and will cause each of its subsidiaries to:

•	conduct its business in, and not take any action except in, the ordinary course of business; and
•	use its reasonable best efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and its subsidiaries, and to preserve, in all material respects, the current relationships of the Company and the subsidiaries with customers, licensees, suppliers and other persons with which the Company or any of its subsidiaries has business relations; provided that the foregoing obligations will not require any expenditure of money (or commitment thereto) by the Company unless directed in writing by Purchaser.

The Merger Agreement also provides that, except (a) as expressly contemplated by the Merger Agreement, (b) as disclosed in the disclosure letter delivered by the Company to Purchaser, (c) as directed in writing by Purchaser, Merger Sub or any affiliate thereof, or (d) as specifically approved by the Company Board or a standing committee thereof (and in the case of committee approval, specifically disclosed to the Company Board) prior to the date of the Merger Agreement, neither the Company nor any of its subsidiaries will, between the date of the Merger Agreement and the Effective Time, directly or indirectly, do or agree to do, any of the following without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed):

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•	make, revoke or change any tax election, change any method of tax accounting, settle, compromise or incur any liability for taxes, fail to timely file any tax return that is due, file any amended tax return or claim for refund, surrender any right to claim a tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any tax claim or assessment, in each case except as required by GAAP or applicable law;
•	change the accounting principles used by it unless required by a change in GAAP, applicable law or any governmental authority;
•	except for short-term borrowings incurred in the ordinary course of business under its existing credit facility, incur or guarantee indebtedness for borrowed money or commit to borrow money, make any loans or cancel, release or assign any indebtedness to any person;
•	make any capital expenditure in excess of $100,000 in the aggregate;
•	acquire, lease or license from any person (by merger, consolidation, acquisition of stock or assets or otherwise), or sell, lease, license, dispose or effect an encumbrance of (by merger, consolidation, sale of stock or assets or otherwise), any material assets other than in the ordinary course of business;
•	change any compensation arrangement or contract with any present or former employee (except for increases in the base salaries of employees other than officers or senior managers in the ordinary course of business), officer, director, consultant, stockholder or other service provider of the Company or any of its subsidiaries or grant any severance or termination or change in control pay to any such present or former employee, officer, director, consultant, stockholder or other service provider or increase any benefits payable under any severance or termination or change in control pay policies or establish, amend or terminate any benefit plan or increase benefits under any benefit plan, or grant any equity awards or other awards under any stock plan, in each case other than as (a) required pursuant to the terms of any benefit plan or contract as in effect on the date of the Merger Agreement, (b) annual merit based raises for employees (other than officers) in an amount and on a schedule consistent with past practice or (c) required by law;
•	declare, set aside or pay any dividend or make any other distribution with respect to equity interests of the Company or any of its subsidiaries, or otherwise make any payments to stockholders in their capacity as such;
•	effect a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act;
•	(i) except as otherwise required pursuant to an existing contract set forth in the Company’s disclosure letter, issue, deliver, sell, pledge, transfer, convey, dispose or permit the imposition of an encumbrance on any equity interests, or any options, warrants, securities exercisable, exchangeable or convertible into any equity interest or any stock award or voting debt security other than the issuance of Shares upon the exercise of options outstanding as of the date of the Merger Agreement, (ii) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding equity interests or (iii) split, combine, subdivide or reclassify any equity interests;
•	enter into any contract providing for the sale or license of material intellectual property (other than ordinary course software licenses);
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•	except as otherwise provided in the Merger Agreement, modify, amend or terminate, or waive, release or assign any material rights or claims with respect to, any confidentiality agreement or non-competition agreement or standstill contract that relates to a business combination involving the Company or any of its subsidiaries;
•	lease, license, mortgage, hypothecate, pledge, sell, sublease, grant any material encumbrance affecting and/or transfer any interest in any owned or leased real property, or enter into any material amendment or extension, or termination, of any leasehold interest in any leased real property or create any new leasehold interest in any leased real property;
•	take any action that is intended or would reasonably be expected to result in any of the conditions to the Offer or the Merger not being satisfied;
•	make any acquisition of, capital contribution to, or investment in, any assets or stock of any person (other than any wholly owned subsidiary) (whether by way of merger, consolidation, tender offer, share exchange or other activity);
•	merge or consolidate with any person (other than mergers among wholly owned subsidiaries);
•	enter into, terminate, materially amend, or waive any material rights under any contract of a type described in the material contracts representation, except for those contracts which terminate or expire in accordance with their terms;
•	waive, release, assign, settle or compromise any material claim or any material litigation or arbitration;
•	satisfy, discharge, waive or settle any material liabilities, other than in the ordinary course of business;
•	fail to maintain in full force and effect or fail to use commercially reasonable efforts to replace or renew insurance policies existing as of the date of the Merger Agreement;
•	amend its articles of incorporation, bylaws or other organizational or governing documents;
•	transfer, or cause or permit to be transferred, any funds from any escrow account in which the Company or any of its subsidiaries has an interest, unless required to do so pursuant to the terms of such escrow; or
•	enter into any contract to do any of the foregoing.

Access to Information; Confidentiality

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time and in compliance with applicable laws, the Company will, and will cause its subsidiaries and the officers, directors, employees, auditors, investment bankers, counsel, agents and other representatives (“Representatives”) of the Company and its subsidiaries to afford the Representatives of Purchaser reasonable access at all reasonable times to the officers, employees, properties, offices and other facilities, books and records of the Company and each subsidiary, and will furnish Purchaser with such financial, operating and other data and information as Purchaser, through its Representatives, may reasonably request, subject to the terms of any pre-existing confidentiality obligation which restricts such access.

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No Solicitation Provision; Acquisition Proposals

The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time or, if earlier, the termination of the Merger Agreement, none of the Company, its subsidiaries or any of their respective Representatives will, directly or indirectly,

•	initiate, solicit or encourage (including by way of providing information) the submission of any inquiries, proposals or offers that constitute or may reasonably be expected to lead to any Acquisition Proposal (as defined below) or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, discussions or negotiations; or
•	approve or recommend, or propose to approve or recommend, an Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for or relating to an Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or breach any of its obligations under the Merger Agreement or propose or agree to do any of the foregoing.

Subject to the terms of the Merger Agreement, the Company will immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any person conducted prior to the date of the Merger Agreement by the Company or any of its subsidiaries or any of their respective Representatives with respect to any Acquisition Proposal and use its (and will cause its subsidiaries and their respective Representatives to use their) reasonable best efforts to cause to be returned or destroyed all confidential information provided or made available to any such person on behalf of the Company or any of its subsidiaries.

Notwithstanding anything to the contrary, the Merger Agreement provides that if at any time following the date of the Merger Agreement and prior to the Acceptance Time, (i) the Company has received a written Acquisition Proposal that did not result from a breach of the no solicitation provisions from a third party that the Company Board believes in good faith to be bona fide, (ii) the Company Board determines in good faith, after consultation with its independent financial advisors and outside counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal (as defined below), (iii) the Company has complied with the terms of the no solicitation provisions in all material respects, and (iv) the Company Board determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, then the Company may:

•	furnish information with respect to the Company and its subsidiaries to the person making such Acquisition Proposal; and
•	participate in discussions or negotiations with the person making such Acquisition Proposal regarding such Acquisition Proposal; provided, that the Company will not, and will not allow any of its Representatives to, disclose any material non-public information to such person without entering into a confidentiality agreement with such person as provided in the Merger Agreement, and will promptly provide or make available to Purchaser any material non-public information concerning the Company or any of its subsidiaries provided to such other person which was not previously provided or made available to Purchaser.

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The Merger Agreement provides that the Company will promptly (and in any event within two (2) Business Days) notify Purchaser if it receives an Acquisition Proposal from a person or group of related persons, including the material terms and conditions thereof and the identity of the person making such Acquisition Proposal and will keep Purchaser apprised and, at Purchaser’s request, will update Purchaser as to the status and any material developments, discussions and negotiations concerning such Acquisition Proposal.

As defined in the Merger Agreement, “Acquisition Proposal” means any inquiry, offer or proposal (other than from Purchaser, Merger Sub or their respective affiliates) concerning any of the following:

•	direct or indirect merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, the assets or business of which constitutes or generates twenty percent (20%) or more of the revenues, net income or assets of the Company and its subsidiaries on a consolidated basis (a “Significant Subsidiary”);
•	direct or indirect sale, lease, pledge or other disposition of assets of the Company or any of its subsidiaries (including equity interests of any subsidiary) or businesses that constitute or generate twenty percent (20%) or more of the revenues, net income or assets of the Company and its subsidiaries on a consolidated basis, in a single transaction or a series of related transactions;
•	transaction or series of related transactions in which any person or group (other than Purchaser, Merger Sub or their respective affiliates) acquires beneficial ownership, or the right to acquire beneficial ownership, of twenty percent (20%) or more of the outstanding equity interests of the Company or any Significant Subsidiary; or
•	other purchase or sale of, or tender offer or exchange offer for, equity interests of the Company or any of its Significant Subsidiaries that, if consummated, would result in any person beneficially owning twenty percent (20%) or more of the outstanding equity interests of the Company or Significant Subsidiary.

As defined in the Merger Agreement, “Superior Proposal” means any bona fide written Acquisition Proposal (with all references therein to “twenty percent (20%)” being deemed to be references to “fifty percent (50%)”), not obtained in violation of the no solicitation provisions of the Merger Agreement, that the Company Board determines in its good faith judgment (after receiving the advice of its financial and legal advisors and after taking into account all appropriate legal (with the advice of outside legal counsel), regulatory and financial aspects, including the financing terms thereof and the conditionality and the timing and likelihood of consummation of such proposal, and the person making the proposal) is more favorable to the Company’s stockholders (in their capacity as such) from a financial point of view than the Merger Agreement (considering any changes to the Merger Agreement agreed in writing by Purchaser in response thereto) and which the Company Board determines in good faith is reasonably likely to be consummated on the terms set forth therein.

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Board Recommendation Change

The Merger Agreement provides that neither the Company Board nor any committee thereof may directly or indirectly (i) withdraw, qualify or modify in a manner adverse to Purchaser or Merger Sub, or publicly propose to withdraw, qualify or modify in a manner adverse to Purchaser or Merger Sub, the Company Board Approval, or (ii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal (each of the foregoing, an “Adverse Recommendation Change”). However, if at any time prior to the Acceptance Time, the Company receives an Acquisition Proposal which the Company Board concludes in good faith (after consultation with its independent financial advisors and outside legal counsel) constitutes a Superior Proposal (after having complied with, and giving effect to all of the adjustments which may be offered by Purchaser pursuant to the Merger Agreement), and the Company has complied with the no solicitation provisions in all material respects and such Acquisition Proposal did not result from a breach of such provisions, the Company Board may (i) cause the Company to terminate the Merger Agreement to concurrently enter into a definitive agreement with respect to such Superior Proposal and (ii) effect an Adverse Recommendation Change if the Company Board determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable law. Notwithstanding the foregoing, the Company may not terminate the Merger Agreement pursuant to the foregoing clause (i) and any purported termination pursuant to the foregoing clause (i) will be void and of no force and effect, unless concurrently with such termination the Company pays to Purchaser the termination fee as provided in the Merger Agreement and such Acquisition Proposal continues to constitute a Superior Proposal. In addition, the Company may not terminate the Merger Agreement pursuant to the foregoing clause (i), and the Company Board may not approve or recommend such Acquisition Proposal or effect an Adverse Recommendation Change pursuant to the foregoing clause (ii) unless the Company has provided prior written notice to Purchaser, at least five (5) Business Days in advance (the “Notice Period”), of its intention to effect an Adverse Recommendation Change or terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice must include a written summary of the material terms and conditions of such Superior Proposal (including the identity of the party making such Superior Proposal), and contemporaneously provides a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and any other material documents relating thereto. During the Notice Period, the Company will, and will cause its Representatives to, negotiate with Purchaser in good faith (to the extent Purchaser desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement, and the Company Board will take into account any changes to the financial and other terms of the Merger Agreement proposed by Purchaser in response to any such written notice by the Company or otherwise, with a view to providing that the Acquisition Proposal ceases to constitute a Superior Proposal. Any amendment to the financial terms or other material terms of such Superior Proposal will require a new written notice by the Company and a new five (5) Business Day period. Pursuant to the Merger Agreement, if the Notice Period (or any new five (5) Business Day period) ends on a date that is concurrent with, or later than, the date of the scheduled expiration of the Offer, at the written request of the Company Board, Merger Sub will, or at its election Merger Sub may, extend the Offer until 5:00 P.M. (New York City time) on the date that is the later of (a) two (2) Business Days following the last day of the applicable Notice Period (or any new five (5) Business Day period) or (b) the last day of the minimum period required by applicable law, interpretation or position of the SEC or its staff or the OTCQB for any such extension.

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The Merger Agreement further provides that neither the Company Board nor any committee thereof may effect an Adverse Recommendation Change (by withdrawing, qualifying or modifying in a manner adverse to Purchaser or Merger Sub, or publicly proposing to withdraw, qualify or modify in a manner adverse to Purchaser or Merger Sub, the Company Board Approval), except that at any time prior to the Acceptance Time, the Company Board may effect such an Adverse Recommendation Change if the Company Board determines in good faith, after consultation with outside counsel, that, in light of material facts, events or circumstances that have arisen or occurred since the date of the Merger Agreement that were not known by or reasonably foreseeable to the Company or the Company Board prior to the date of the Merger Agreement, other than an Acquisition Proposal, or an inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or the consequences thereof (a “Company Intervening Event”), the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law. The Company Board may not effect an Adverse Recommendation Change pursuant to the foregoing unless the Company has provided prior written notice to Purchaser, at least five (5) Business Days in advance (the “Company Intervening Event Notice Period”), of its intention to effect such Adverse Recommendation Change, which notice must describe in reasonable detail the underlying facts giving rise to the Company Intervening Event and the reasons for taking such action. During the Company Intervening Event Notice Period, the Company will, and will cause its Representatives to, negotiate with Purchaser in good faith (to the extent Purchaser desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement, and the Company Board will take into account any changes to the financial and other terms of the Merger Agreement proposed by Purchaser in response to any such written notice by the Company or otherwise, so that the need for effecting an Adverse Recommendation Change is obviated. Any material developments relating to a Company Intervening Event will require a new written notice by the Company and a new five (5) Business Day period.

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Director and Officer Indemnification

The Merger Agreement provides that from and after the Effective Time, the Surviving Corporation will indemnify and hold harmless, to the fullest extent permitted under applicable law (and the Surviving Corporation will also advance expenses as incurred to the fullest extent permitted under applicable law; provided, that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification), each present and former director and officer of the Company and its subsidiaries (collectively, the “Indemnified Parties”) against any and all costs, expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages and liabilities incurred in connection with any action, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission or matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by the Merger Agreement, to the same extent as provided in the articles of incorporation or bylaws of the Company in effect on the date of the Merger Agreement.

For six years from the Effective Time, the Merger Agreement provides that the Surviving Corporation will maintain in effect for the benefit of the directors and officers of the Company currently covered by the officers’ and directors’ liability insurance policies of the Company, an insurance and indemnification policy with an insurer with a Standard & Poor’s rating of at least A that provides coverage for acts or omissions occurring at or prior to the Effective Time (the “D&O Insurance”) covering each such person on terms with respect to coverage and in amounts no less favorable in the aggregate than those of the Company’s directors’ and officers’ insurance policy in effect on the date of the Merger Agreement; provided, however, that the Surviving Corporation will not be required to pay an annual premium for the D&O Insurance in excess of 150% of the annual premium currently paid by the Company for such coverage; provided, further, that if the annual premiums for such insurance coverage exceed 150% of such annual premium, the Surviving Corporation will obtain a policy with the greatest coverage available for a cost not exceeding such amount. The Surviving Corporation may satisfy its obligations under the Merger Agreement by purchasing a “tail” policy from an insurer with a Standard & Poor’s rating of at least A under the Company’s existing directors’ and officers’ insurance policy, that (i) has an effective term of six years from the Effective Time, (ii) covers each director and officer currently covered by the Company’s directors’ and officers’ insurance policy in effect on the date of the Merger Agreement for actions and omissions occurring at or prior to the Effective Time, and (iii) contains terms that are no less favorable in the aggregate than those of the Company’s directors’ and officers’ insurance policy in effect on the date of the Merger Agreement.

Pursuant to the Merger Agreement, the articles of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable with respect to indemnification than are set forth in the articles of incorporation and bylaws, respectively, of the Company, unless any modification thereof is required by law and then such modification will be made only to the minimum extent required by such law, which provisions may not be amended, repealed or otherwise modified, except as provided in the Merger Agreement, for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors or officers of the Company or any of its subsidiaries.

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Nothing in the Merger Agreement is intended to, will be construed to or will release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its subsidiaries or their respective officers, directors and employees. The indemnification provided for in the Merger Agreement is not prior to, or in substitution for, any such claims under any such policies. From and after the Effective Time, the Surviving Corporation will honor, in accordance with their terms, all indemnification agreements with the Company in effect immediately prior to the Effective Time that are applicable to Indemnified Parties.

Notwithstanding anything to the contrary in the Merger Agreement, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Party or any other party covered by directors’ and officers’ liability insurance, on or prior to the sixth anniversary of the Effective Time, the foregoing indemnification provisions will continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

If the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other person and will not be the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation will assume the obligations set forth in the Merger Agreement relating to director and officer indemnification.

Reasonable Best Efforts; Consents and Filings

The Merger Agreement provides that each of Purchaser, Merger Sub and the Company will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement. Upon the terms and subject to the conditions of the Merger Agreement, each of Purchaser, Merger Sub and the Company agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to satisfy the conditions to the consummation of the transactions contemplated by the Merger Agreement.

Without limiting the generality of the foregoing, upon the terms and subject to the conditions of the Merger Agreement and in accordance with applicable law, each of Purchaser, Merger Sub and the Company will use reasonable best efforts to as promptly as practicable (i) obtain any consents, approvals or other authorizations from all governmental authorities and other third parties, and make any filings and notifications, required in connection with the transactions contemplated by the Merger Agreement, and (ii) make any other submissions either required or reasonably deemed appropriate by Purchaser or the Company in connection with the transactions contemplated by the Merger Agreement under the Securities Act, the Exchange Act, the Utah Code, the rules and regulations of the OTCQB and any other applicable law. Purchaser, Merger Sub and the Company will cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents (except to the extent containing confidential information of such party) to the non-filing parties and their advisors before filing.

The Company will, and the Company will cause its subsidiaries to, to the extent permitted by applicable law, (i) take all actions necessary so that no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar antitakeover law (each, a “Takeover Law”) becomes applicable to any of the transactions contemplated by the Merger Agreement or the Merger Agreement and (ii) if any Takeover Law becomes applicable to any of the transactions contemplated by the Merger Agreement or the Merger Agreement, take all actions necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable as contemplated by the Merger Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on the transactions contemplated by the Merger Agreement and the Merger Agreement.

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The Merger Agreement also provides that, as promptly as practicable after the date of the Merger Agreement, the Company will cause certain subsidiaries that own real property associated with the Company’s Oklahoma skilled nursing facilities to file with the Oklahoma County, Oklahoma District Court a Petition and Motion for Receiver for the appointment of a court-appointed receiver no later than the Acceptance Time (which appointment may be contingent upon the occurrence of the Acceptance Time, but shall not be required to be effective unless and until Purchaser has deposited funds to pay for all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer). The receiver will assume control of the Company’s Oklahoma skilled nursing facility operating subsidiaries for purposes of preserving their associated permits and continuing to operate the Oklahoma skilled nursing facilities in the ordinary course of business pending Purchaser’s and/or its affiliates’ receipt of all permits necessary for Purchaser and/or its affiliates to assume control of such subsidiaries and facilities. The Company is also required to file with the Oklahoma State Department of Health (“OSDH”) all applications, notices and other filings required in connection with the appointment of the receiver, including for purposes of preserving and maintaining the OSDH licenses associated with the Oklahoma skilled nursing facilities. The designation of the receiver and all related court filings and receiver appointment orders, and all related OSDH filings, is subject to Purchaser’s prior approval. The receiver appointment orders will provide for the management of the Oklahoma skilled nursing facilities by one or more firms approved by Purchaser under terms and conditions acceptable to Purchaser. Alternatively, the parties will reasonably cooperate to identify, mutually agree upon and undertake an alternative process permissible under Oklahoma law to allow Purchaser and its affiliates to preserve the acquired companies’ permits and continue to operate their Oklahoma skilled nursing facilities in the ordinary course of business from and after the Closing and preserve and maintain the OSDH licenses (the foregoing, whether obtained via the appointment of a receiver or through an alternative process, is collectively referred to as the “Required OK Approvals”).

Public Announcements

The Merger Agreement provides that Purchaser and Merger Sub, on the one hand, and the Company, on the other hand, agree that no public release or announcement concerning the transactions contemplated by the Merger Agreement will be issued by either party without the prior consent of the other party (which consent will not be unreasonably withheld), except as such release or announcement may be required by law or the rules or regulations of any securities exchange, in which case the party required to make the release or announcement will use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance. However, each party may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous public releases or announcements made in compliance with the Merger Agreement and do not reveal non-public information regarding the other party.

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Advice of Changes

The Merger Agreement provides that each of Purchaser, Merger Sub and the Company will promptly advise the other parties to the Merger Agreement of any Effect, (i) in the case of the Company, having or that would be reasonably expected to have a Material Adverse Effect or (ii) that constitutes a material breach of any of its representations, warranties or covenants contained in the Merger Agreement. No such notification will affect the representations, warranties, covenants or agreements of such party (or remedies with respect thereto) or the conditions to the obligations of the parties under the Merger Agreement. Each party will give prompt written notice to the other parties of any notice or other communication from any person and the response thereto of such party or its Representatives alleging that the consent of such person is or may be required in connection with the Merger Agreement or any of the transactions contemplated by the Merger Agreement, and from any governmental authority and the response thereto of such party or its Representatives in connection with the Merger Agreement or any of the transactions contemplated by the Merger Agreement.

Section 16b-3

Prior to the Acceptance Time, the Company will (and will be permitted to) take such steps as may be reasonably required to cause dispositions of the Company’s equity securities (including derivative securities) pursuant to the transactions contemplated by the Merger Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Conditions to the Merger

The Merger Agreement provides that the respective obligations of Purchaser, Merger Sub and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible), at or prior to the Effective Time, of the following conditions:

•	Merger Sub has previously accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer; and
•	no governmental authority in the United States has enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) that is then in effect and has the effect of making the Merger illegal or otherwise preventing or prohibiting consummation of the Merger.

Termination of the Merger Agreement

Termination Prior to the Acceptance Time

The Merger Agreement may be terminated and the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Acceptance Time as follows:

•	by mutual written consent of each of Purchaser and the Company, duly authorized by their respective boards of directors;
•	by Purchaser or the Company, by written notice, if the Acceptance Time does not occur on or before August 31, 2026; provided, however, that the right to terminate the Merger Agreement under this provision will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Acceptance Time to have occurred on or before August 31, 2026;
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•	by Purchaser or the Company if any governmental authority shall have enacted, issued, promulgated, enforced or entered any order or applicable law or taken any other action (including the failure to take an action) that is, in each case, then in effect and is final and nonappealable and has the effect of preventing or prohibiting the consummation of the Offer (including the exercise of the Top-Up Option) or the Merger; provided, however, that the right to terminate the Merger Agreement under this provision will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, any such order or law having been enacted, issued, promulgated, enforced or entered or any such action having been taken or omitted to be taken;
•	by written notice of Purchaser if any of the following actions or events occurs, whether or not they are permitted by the terms of the Merger Agreement (any such termination, a “Company Adverse Recommendation Change Termination”):
1.	the Company Board (or any committee thereof) withdraws, qualifies, amends, modifies or changes the Company Board Approval in a manner adverse to Purchaser or resolves or publicly proposes to do so;
2.	the Company Board (or any committee thereof) approves or recommends an Acquisition Proposal or resolves or publicly proposes to do so or the Company enters into any letter of intent or similar document or any contract accepting any Acquisition Proposal;
3.	the Company breaches in any material respect the no solicitation provisions of the Merger Agreement;
4.	at any time after public announcement of an Acquisition Proposal, the Company Board fails to reaffirm its recommendation of the Merger Agreement and the transactions contemplated by the Merger Agreement within three (3) Business Days of receipt of any written request to do so by Purchaser; or
5.	any tender or exchange offer is commenced that, if successful, would result in any person or group becoming the beneficial owner of 20% or more of the outstanding Shares and the Company Board, within ten (10) Business Days after the commencement thereof, has not recommended that the Company’s stockholders reject such tender or exchange offer and not tender their Shares into such tender or exchange offer.
•	by written notice of Purchaser (if Purchaser or Merger Sub is not in material breach of its obligations or its representations and warranties under the Merger Agreement), if there has been a material breach by the Company of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, or if any representation or warranty of the Company has become untrue, in either case that would reasonably be expected to result in a failure of specified Offer conditions; provided, that if such breach is reasonably curable by the Company within twenty (20) days after the occurrence of such breach through the exercise of its reasonable best efforts and for as long as the Company continues to exercise such reasonable best efforts, Purchaser may not terminate the Merger Agreement pursuant to the foregoing provisions until the earlier of the expiration of such twenty (20)-day period and August 31, 2026;
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•	by written notice of the Company (if the Company is not in material breach of its obligations or its representations and warranties under the Merger Agreement), if there has been a material breach by Purchaser or Merger Sub of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, or if any representation or warranty of Purchaser or Merger Sub has become untrue, in either case that would reasonably be expected to be materially adverse to the ability of Purchaser or Merger Sub to perform its obligations under the Merger Agreement or consummate the transactions contemplated by the Merger Agreement; provided, that if such breach is reasonably curable by Purchaser within twenty (20) days after the occurrence of such breach through the exercise of its reasonable best efforts and for as long as Purchaser continues to exercise such reasonable best efforts, the Company may not terminate the Merger Agreement pursuant to the foregoing provisions until the earlier of the expiration of such twenty (20)-day period and August 31, 2026;
•	by written notice of the Company in accordance with the terms of the Merger Agreement relating to an Adverse Recommendation Change, if the Company concurrently enters into a definitive agreement with respect to a Superior Proposal; provided, that the Company will not have the right to terminate the Merger Agreement pursuant to the foregoing provision unless the Company has complied with the no solicitation provisions of the Merger Agreement and has paid, or simultaneously with the termination of the Merger Agreement pays, to Purchaser the Termination Fee (as defined in “Fees and Expenses” below);
•	by Purchaser or the Company, by written notice, if the Offer has been terminated or has expired (and not been extended) in accordance with its terms and the terms of the Merger Agreement without Merger Sub being required to accept for payment any Shares pursuant to the Offer; provided, however, that the right to terminate the Merger Agreement pursuant to the foregoing provision will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Acceptance Time to have occurred by such date; or
•	by the Company if (i) all of the Offer conditions have been satisfied or waived (other than any condition the failure of which to be satisfied is attributable to a breach by Purchaser or Merger Sub of their respective representations, warranties, covenants or agreements contained in the Merger Agreement and other than conditions that, by their nature, are to be satisfied at the closing and which were, at the time of termination, capable of being satisfied), (ii) the Company confirmed to Purchaser in writing that all the Offer conditions have been satisfied and that it stands and will stand ready, willing and able to consummate the Offer and the Merger and (iii) Purchaser and Merger Sub have failed to consummate the closing by the earlier of (x) the date that is five Business Days after receipt of such confirmation by the Company and (y) August 31, 2026 (a “Consummation Failure”) .

Effect of Termination

The Merger Agreement provides that in the event of the termination of the Merger Agreement, as described above, the Merger Agreement will immediately become void, and there will be no liability on the part of any party to the Merger Agreement or any of their respective affiliates or the directors, officers, employees, agents or other Representatives of any of them, and all rights and obligations of each party thereto will cease, except for the provisions relating to confidentiality, public announcements, the effect of termination, fees and expenses and the general provisions of the Merger Agreement, all of which will survive the termination of the Merger Agreement, and except for any willful or intentional breach by a party of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement (which willful or intentional breach and liability therefor will not be affected by termination of the Merger Agreement). Notwithstanding anything to the contrary contained in the Merger Agreement, nothing will limit or prevent any party to the Merger Agreement from exercising any rights or remedies under the provisions relating to specific performance in lieu of terminating the Merger Agreement.

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Fees and Expenses

The Merger Agreement provides that, except as otherwise provided below, all fees and out-of-pocket expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, whether or not any of the transactions contemplated by the Merger Agreement is consummated.

The Merger Agreement provides that if the Merger Agreement is terminated:

1.	pursuant to a Company Adverse Recommendation Change Termination (if Purchaser or Merger Sub is not then in material breach of any of its obligations, representations or warranties under the Merger Agreement), other than a breach by the Company of the no solicitation provisions of the Merger Agreement;
2.	because the Company has concurrently entered into a definitive agreement with respect to a Superior Proposal; or
3.	(A) (i) because the Acceptance Time has not occurred on or before August 31, 2026 and, at any time after the date of the Merger Agreement but prior to August 31, 2026, an Acquisition Proposal has been publicly disclosed or otherwise becomes generally known to the public and is not withdrawn or terminated, (ii) because of a breach by the Company of any of its representations, warranties, covenants or agreements contained in the Merger Agreement (other than the no solicitation provisions of the Merger Agreement) and, at any time after the date of the Merger Agreement and prior to the breach giving rise to the right of Purchaser to terminate the Merger Agreement, an Acquisition Proposal has been publicly disclosed or otherwise becomes generally known to the public and is not withdrawn or terminated, or (iii) because the Offer has been terminated or has expired without Merger Sub being required to accept for payment any Shares pursuant to the Offer and, at any time after the date of Merger Agreement and prior to the expiration or termination of the Offer, an Acquisition Proposal has been publicly disclosed or otherwise becomes generally known to the public and is not withdrawn or terminated, and (B) in the case of any of the foregoing provisions, within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to or consummates an Acquisition Proposal (provided that, with respect to use of the term “Acquisition Proposal” in the foregoing provisions, all references in the definition thereof to “twenty percent (20%)” will be deemed to be “fifty percent (50%)”);

then:

•	the Company will pay Purchaser an amount equal to $400,000 (the “Termination Fee”) by wire transfer of immediately available funds, (a) within five (5) Business Days after the termination of the Merger Agreement in the case of the foregoing paragraph (1), (b) concurrently with such termination, in the case of the foregoing paragraph (2), and (c) upon the earlier of entry into the definitive agreement with respect to, or consummation of, an Acquisition Proposal within twelve (12) months after the date of termination, in the case of the foregoing paragraph (3).

In no event will payment of more than one Termination Fee be made by the Company pursuant to the foregoing provisions.

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Purchaser will pay to the Company an amount equal to $400,000 (the “Purchaser Termination Fee”) within five (5) Business Days after termination if the Merger Agreement is terminated by the Company due to a Consummation Failure or if the Merger Agreement is terminated by the Company or Purchaser because the Acceptance Time has not occurred on or before August 31, 2026 and the Company would have been entitled to terminate the Merger Agreement due to a Consummation Failure but for (A) the termination of the Merger Agreement because the Acceptance Time has not occurred on or before August 31, 2026 or (B) the fact that the date that is five (5) Business Days after receipt of the Company’s confirmation that it stands ready, willing and able to consummate the Offer and the Merger occurs after August 31, 2026. In no event shall payment of more than one Purchaser Termination Fee be made by Purchaser.

Amendment of the Merger Agreement

The Merger Agreement may be amended by the parties thereto by action taken by or on behalf of their respective boards of directors at any time prior to the closing of the Merger; provided that, after the Acceptance Time, no amendment may be made that would reduce the amount or change the type of consideration into which each Share will be converted upon consummation of the Merger or that would result in the Merger not being consummated as promptly as practicable after the Acceptance Time. The Merger Agreement may only be amended pursuant to a written agreement signed by each of the parties thereto.

Non-Survival of Representations, Warranties and Agreements

None of the representations and warranties contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement will survive the Effective Time. The foregoing provision does not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Specific Performance of the Merger Agreement

The Merger Agreement provides that irreparable damage would occur in the event that any provision of the Merger Agreement were not performed in accordance with its terms or were otherwise breached, and that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, this being in addition to any other remedy at law or in equity, and the parties waive any requirement for the posting of any bond or similar collateral in connection therewith. Each party agreed that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (a) the other party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity.

However, the Company’s right to obtain an injunction, specific performance or other equitable relief to cause Purchaser and Merger Sub to close the transactions is subject to specific conditions, including that (i) all of the Offer conditions would have been satisfied if the Offer had expired at such time, (ii) the Debt Financing (as defined in the Merger Agreement) has been funded or will be funded at the time the Acceptance Time is required to occur, (iii) Purchaser fails to accept for payment all Shares that have been validly tendered and not validly withdrawn pursuant to the Offer, and (iv) the Company has irrevocably confirmed to Purchaser in writing that all of the Offer conditions have been satisfied and that if specific performance is granted and if the Debt Financing were funded, the consummation of the transactions would occur.

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Notwithstanding the foregoing, the Company may not receive both a grant of specific performance pursuant to which the transactions are consummated, on the one hand, and payment of all or a portion of the Termination Fee or other monetary damages, on the other hand, or both payment of the Termination Fee, on the one hand, and payment of other monetary damages, on the other hand. In addition, the maximum aggregate liability of Purchaser and Merger Sub for monetary damages or other monetary remedies in connection with the Merger Agreement and the transactions shall be limited to an amount equal to the Termination Fee, and in no event shall the Company seek or obtain any monetary recovery or monetary award against Purchaser or Merger Sub or their related parties in excess of the Termination Fee.

Tender Agreement

Concurrently with the execution of the Merger Agreement, Purchaser entered into a Tender and Support Agreement dated as of June 22, 2026 (the “Tender Agreement”) with certain stockholders of the Company (the “Supporting Stockholders”), which provides that such Supporting Stockholders will promptly tender, and not withdraw, an aggregate of 436,491 Shares, or approximately 14.2% of the outstanding Shares, into the Offer. The Tender Agreement will terminate and will have no further force or effect as of the earlier of: (a) the termination of the Merger Agreement in accordance with its terms and (b) the Acceptance Time.

The foregoing description of the Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference.

6.	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is completed, appraisal rights (also referred to in the Utah Code as “dissenters’ rights”) will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being completed, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been completed as of such time.

If the Merger is completed, the holders of Shares who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Part 13 of the Utah Code; and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with Part 13 of the Utah Code, will be entitled to have their Shares appraised by the Utah Business and Chancery Court (or, if the Utah Business and Chancery Court lacks or declines to exercise jurisdiction, the Third Judicial District Court for the State of Utah) and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Moreover, the “fair value” so determined could be higher or lower than, or the same as, the Offer Price. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price.

Part 13 of the Utah Code provides that, after a merger is authorized pursuant to Section 16-10a-1104 of the Utah Code, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy Part 13 of the Utah Code.

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As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Part 13 of the Utah Code, such stockholder must do all of the following:

•	no later than the consummation of the Offer, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;
•	not tender such stockholder’s Shares in the Offer; and
•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the Utah Code does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Part 13 of the Utah Code. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the Utah Code. A copy of Part 13 of the Utah Code will be provided to each stockholder of record on the effective date of the Merger in the event that the Merger is consummated without any meeting of the Company’s stockholders pursuant to Section 16-10a-1104 of the Utah Code.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions of the Offer, you will receive the Offer Price for your Shares.

7.	Transactions and Arrangements Concerning the Shares.

Except pursuant to Tender Agreement, or as set forth elsewhere in this Offer to Purchase: (i) none of the members of the Purchaser Group, or any associate or subsidiary of any member of the Purchaser Group, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of the members of the Purchaser Group has effected any transaction with respect to the Shares or any other equity securities of the Company during the past 60 days; (iii) none of the members of the Purchaser Group has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of the members of the Purchaser Group or their subsidiaries, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between any of the members of the Purchaser Group or their subsidiaries, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

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8.	Certain Relationships between Parent, Purchaser or Merger Sub and the Company.

Except as provided in the Merger Agreement and the Tender Agreement or as otherwise described in this Offer to Purchase, no member of the Purchaser Group has any present or proposed material agreement, arrangement, understanding or relationship with the Company or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement and the Tender Agreement or as otherwise described in this Offer to Purchase, no member of the Purchaser Group has any agreement, arrangement, or understanding with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, no member of the Purchaser Group or any of its subsidiaries has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between any member of the Purchaser Group or any of its subsidiaries, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of the Company’s assets during the past two (2) years.

Available Information. Pursuant to Rule 14d–3 under the Exchange Act, Parent, Purchaser and Merger Sub filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO.

See also Special Factors — Section 1 – Background of the Offer; Past Contacts or Negotiations with the Company, Special Factors — Section 5 – The Merger Agreement and the Tender Agreement, and Special Factors — Section 7 – Transactions and Arrangements Concerning the Shares.

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THE TENDER OFFER

1.	Terms of the Offer.

Merger Sub is offering to purchase all of the issued and outstanding Shares at the Offer Price. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and, as promptly as practicable after the Expiration Date, pay for all Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) validly tendered prior to 5:00 P.M., New York City time, on the Expiration Date and not validly withdrawn as described in The Tender Offer — Section 4 – Withdrawal Rights.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of Shares that satisfies the Minimum Tender Condition and the other conditions described in The Tender Offer — Section 11 – Conditions of the Offer.

The Merger Agreement provides that Merger Sub will (and Purchaser will cause Merger Sub to): (i) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; and (ii) if, on the Expiration Date, any condition to the Offer has not been satisfied or waived, extend the Offer on one or more occasions in consecutive increments of up to five (5) Business Days each (or such longer period as the parties may agree) until such time as each such condition has been satisfied or waived. However, (1) in no event will Merger Sub be required to extend the Offer beyond August 31, 2026 or the valid termination of the Merger Agreement, (2) if, at any otherwise scheduled expiration of the Offer, all of the conditions to the Offer, except for the Minimum Tender Condition, have been satisfied or waived, Merger Sub will in such situation be required to extend the Offer in consecutive increments of up to five (5) Business Days each but in no event more than fifteen (15) Business Days in the aggregate (or such other period as the parties may agree), (3) Merger Sub may extend the Offer for up to five (5) Business Days in order to determine whether the Appraisal Rights Condition has been satisfied and (4) Merger Sub will extend the Offer if requested by the Company Board, or may extend the Offer at its election, in connection with its right to renegotiate the terms of the Merger Agreement in the event that the Company receives a superior third-party proposal to the Offer and the Merger.

The Merger Agreement provides that Merger Sub expressly reserves the right to waive any of the conditions to the Offer, except that Merger Sub may not waive the Minimum Tender Condition or the condition that any governmental authority of competent jurisdiction shall not have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) that is then in effect and has the effect of making the Offer or the Merger illegal or otherwise preventing or prohibiting consummation of the Offer or the Merger. In addition, the Merger Agreement provides that Merger Sub expressly reserves the right to modify the terms of the Offer, except that, without the prior written consent of the Company, Merger Sub will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) add to the conditions to the Offer or change, modify or waive any of the conditions to the Offer in a manner adverse to the holders of the Shares, (iv) extend or otherwise change the Expiration Date of the Offer (except as required or permitted by the Merger Agreement), (v) change the form of consideration payable in the Offer, or (vi) otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to the holders of the Shares.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in The Tender Offer — Section 4 – Withdrawal Rights. However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

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Subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC and other applicable laws and regulations, we expressly reserve the right to waive any condition to the Offer at any time and from time to time, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed promptly by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes and the appropriate manner of dissemination. In a published release, the SEC has stated that, in its view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum 10 business day period may be required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

Our obligation to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions of the Offer. Notwithstanding any other provision of the Offer or the Merger Agreement, we will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment or (subject to any such rules and regulations) the payment for, any tendered Shares, and may terminate the Offer at any scheduled Expiration Date or amend or terminate the Offer as otherwise permitted by the Merger Agreement, if any of the conditions of the Offer have not been satisfied. Under certain circumstances described in the Merger Agreement, we may terminate the Merger Agreement.

The Company has provided us with its stockholders list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

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2.	Acceptance for Payment and Payment for Shares.

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the conditions of the Offer set forth in The Tender Offer — Section 11 – Conditions of the Offer, we will accept for payment and promptly pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer. Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Special Factors — Section 12 – Certain Legal Matters; Regulatory Approvals.

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares and (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon your broker, dealer, commercial bank, trust company or other nominee or if you are a registered stockholder.

The term “Agent’s Message” means a message, transmitted through electronic means by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received, and agrees to be bound by the terms of, the Letter of Transmittal, and that Merger Sub may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in The Tender Offer — Section 4 – Withdrawal Rights and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares, such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

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3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. Delivery of Shares effected through book-entry transfer at DTC must be accompanied by an Agent’s Message in lieu of the Letter of Transmittal and be received by the Depositary on or prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.” Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary on or prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

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•	such tender is made by or through an Eligible Institution;
•	a properly completed and duly executed Notice of Guaranteed Delivery (or an Agent’s Message), substantially in the form made available by us, is received on or prior to the Expiration Date by the Depositary as provided below; and
•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal are received by the Depositary within one (1) trading day after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser Group.

Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon your broker, dealer, commercial bank, trust company or other nominee or if you are a registered stockholder.

THE METHOD OF DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED MADE, AND RISK OF LOSS THEREOF SHALL PASS, ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER OF SHARES, BY BOOK-ENTRY CONFIRMATION WITH RESPECT TO SUCH SHARES). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

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Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion (which may be delegated to the Depositary), which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. Neither the Purchaser Group nor any of its respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of the Purchaser Group as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Merger Sub, and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser Group will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of the Company in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 24%). To avoid backup withholding, any U.S. stockholder that does not otherwise establish an exemption should complete and return the IRS Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Any foreign stockholder should submit an IRS Form W-8BEN or W-8BEN-E, as applicable (or other applicable IRS Form W-8), attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time until 5:00 P.M., New York City time, on the Expiration Date. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after October 5, 2026 if Merger Sub has not then accepted them for payment.

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For a withdrawal of Shares to be effective, the Depositary must timely receive a written notice of withdrawal at the address set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares, the broker, dealer, commercial bank, trust company or other nominee that tendered through book-entry transfer must submit a withdrawal through DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in The Tender Offer — Section 3 – Procedures for Accepting the Offer and Tendering Shares at any time prior to the Expiration Date.

The Purchaser Group will determine, in its sole discretion (which may be delegated to the Depositary), all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. Neither the Purchaser Group nor any of its respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.	Certain Material U.S. Federal Income Tax Consequences of the Offer.

General. The following discussion summarizes certain material United States federal income tax consequences of the receipt of cash by holders of Shares whose Shares are purchased pursuant to the Offer. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, published rulings, administrative pronouncements, and judicial decisions, as in effect as of the date of this Offer to Purchase and all of which are subject to change or differing interpretation, possibly with retroactive effect.

For purposes of this discussion, a “U.S. Stockholder” is a beneficial owner of Shares that is a “United States person” within the meaning of Section 7701(a)(30) of the Code. A “Non-U.S. Stockholder” is a beneficial owner of Shares that is not a U.S. Stockholder and is not an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

Generally, a United States person is:

•	an individual citizen or resident of the United States;
•	a corporation or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate the income of which is subject to United States federal income taxation regardless of its source; or
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•	a trust if, in general, a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or a trust that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Partnerships holding Shares and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences of the Offer to them.

This discussion does not constitute tax advice. Stockholders should consult their own tax advisors regarding the particular tax consequences to them of tendering Shares pursuant to the Offer.

The discussion herein does not intend to be exhaustive of all possible tax considerations: it does not address any U.S. federal estate, gift, or other non-income tax consequences, except as expressly provided below, or any state, local, or non-U.S. tax consequences. In addition, this discussion is intended to address only those United States federal income tax considerations that are generally applicable to a stockholder who holds Shares as a capital asset (within the meaning of Section 1221 of the Code) and that completely terminates its interest in the Company pursuant to the Offer, the Merger, or a combination thereof. This discussion does not discuss all aspects of United States federal income taxation that might be relevant to a specific stockholder in light of such person’s particular investment or tax circumstances.

In particular, the discussion does not purport to deal with all aspects of taxation that may be relevant to stockholders that are subject to special treatment under the United States federal income tax laws, including, without limitation, individual retirement and other tax-deferred accounts; banks and other financial institutions; insurance companies; tax-exempt organizations; governmental organizations or qualified retirement plans; dealers, brokers or traders in securities or currencies; persons subject to the alternative minimum tax; persons who hold their Shares as part of a straddle, hedging, synthetic security, conversion transaction or other integrated investment consisting of the Shares and one or more other investments; persons who have elected mark-to-market accounting, persons whose functional currency is other than the U.S. dollar; partnerships or their partners, persons who received their Shares as compensation in connection with the performance of services or on exercise of options received as compensation in connection with the performance of services; persons who exercise appraisal rights in the Merger; regulated investment companies; real estate investment trusts; controlled foreign corporations; passive foreign investment companies; persons that own, or are deemed to own, more than 5% of the Shares; persons subject to special tax accounting rules as a result of any item of gross income with respect to Shares being taken into account in an applicable financial statement; and former citizens or long-term residents of the United States.

The discussion herein is not intended to be, and should not be construed by any stockholder as being, tax advice. Therefore, each stockholder is urged to consult with its tax advisor to determine the United States federal, state, local and foreign tax consequences of the sale of Shares pursuant to the Offer, including the particular facts and circumstances that may be unique to such stockholder.

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United States Federal Income Tax Consequences to U.S. Stockholders. An exchange of Shares for cash pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. A U.S. Stockholder who receives cash pursuant to the Offer will generally recognize gain or loss from the disposition of the Shares. Such gain or loss will be equal to the difference between the amount of cash received and such U.S. Stockholder’s adjusted tax basis in the Shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the exchange. Long-term capital gains of certain non-corporate U.S. Stockholders, including individuals, generally are eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. If a U.S. Stockholder acquired different blocks of Shares at different times or different prices, such U.S. Stockholder should consult its own tax advisor regarding the manner in which gain or loss should be determined.

Certain U.S. Stockholders that are individuals, estates or trusts may be subject to a 3.8% tax on all or a portion of their “net investment income,” which may include gain recognized in connection with the sale of Shares pursuant to the Offer. U.S. Holders should consult their own tax advisors regarding the applicability of this tax to any gain recognized in connection with the Offer.

United States Federal Income Tax Consequences to Non-U.S. Stockholders. Gain recognized by a Non-U.S. Stockholder on a sale of Shares for cash pursuant to the Offer generally will not be subject to U.S. federal income tax unless (i) such gain is effectively connected with the conduct by such Non-U.S. Stockholder of a trade or business in the United States (and, if an income tax treaty applies, the gain is attributable to the U.S. permanent establishment or fixed base maintained by such Non-U.S. Stockholder in the U.S.), (ii) in the case of gain realized by a Non-U.S. Stockholder who is an individual, such Non-U.S. Stockholder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met or (iii) the Shares constitute a U.S. real property interest if the Company is, or has been during the relevant statutory period, a “United States real property holding corporation” for U.S. federal income tax purposes, and an applicable exception does not apply.

Gain described in clause (i) above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Stockholder were a United States person. A Non-U.S. Stockholder that is a corporation also may be subject to a branch profits tax at a rate of 30%, or a lower rate specified by an applicable income tax treaty, on such effectively connected gain, as adjusted for certain items. Gain described in clause (ii) above generally will be subject to U.S. federal income tax at a rate of 30%, or a lower rate specified by an applicable income tax treaty, and may be offset by certain U.S.-source capital losses of the Non-U.S. Stockholder, provided that the Non-U.S. Stockholder has timely filed U.S. federal income tax returns with respect to such losses.

The Shares will constitute a U.S. real property interest with respect to a Non-U.S. Stockholder if the Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the period during which the Non-U.S. Stockholder held Shares or (ii) the five-year period ending on the date the Non-U.S. Stockholder sells Shares pursuant to the Offer. A United States real property holding corporation is any domestic corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the fair market value of its worldwide real property interests plus any of its other assets which are used or held for use in a trade or business. The Shares generally will not be treated as a United States real property interest with respect to a Non-U.S. Stockholder if the Shares can meet all the requirements for being treated as “regularly traded” on an established securities market and such Non-U.S. Stockholder has owned, actually and constructively, 5% or less of the Shares at all times during the shorter of (i) the five-year period ending on the date of the sale pursuant to the Offer and (ii) the Non-U.S. Stockholder’s holding period for the Shares.

The Company has represented in the Merger Agreement that it is not, and has not been during the applicable period, a United States real property holding corporation within the meaning of Section 897(c) of the Code. Non-U.S. Stockholders are advised to consult their own tax advisors regarding the application of these rules and U.S. federal withholding tax to the sale of Shares pursuant to the Offer, including the eligibility for withholding tax reductions or exemptions and refund procedures.

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Backup Withholding. Any tendering stockholder or other payee that is a U.S. Stockholder and fails to complete fully and sign the Substitute Form W-9 included in the Letter of Transmittal may be subject to required United States backup withholding currently at a rate of 24% on the gross proceeds paid to such stockholder or other payee pursuant to the Offer. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding, however, backup withholding will apply unless such exemption is proven in a manner satisfactory to the Depositary. Noncorporate foreign stockholders should complete and sign the main signature form and the appropriate IRS Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against a stockholder’s United States federal income tax liability, provided that the required information is furnished.

FATCA. Except to the extent otherwise provided in Treasury regulations or other IRS guidance, Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) generally impose a 30% withholding tax on the gross proceeds from a sale, exchange or other taxable disposition of stock of a U.S. issuer, if consideration for such stock is paid to a “foreign financial institution” or certain other non-U.S. entity (whether such institution or entity is the beneficial owner or an intermediary) unless various U.S. information reporting and due diligence requirements have been satisfied or an exemption applies. Under current Treasury and IRS guidance, withholding under FATCA is not expected to apply to gross proceeds from a sale or exchange of Shares pursuant to the Offer or the Merger. Stockholders should consult their own tax advisers regarding the possible implications of FATCA upon their receipt of cash in exchange for Shares pursuant to the Offer or the Merger.

THE FOREGOING DISCUSSION IS NOT A COMPLETE ANALYSIS OF ALL POTENTIAL TAX CONSEQUENCES OF THE OFFER. STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF TENDERING SHARES PURSUANT TO THE OFFER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

6.	Price Range of Shares; Dividends.

The Shares currently trade on the OTCQB under the symbol “GBCS.” The following table sets forth the high and low closing sale prices per Share for each quarterly period within the two preceding fiscal years and during the first three quarters of the current fiscal year, as based on published financial sources:

	High	Low
Fiscal Year Ended December 31, 2024
First Quarter	$4.30	$1.30
Second Quarter	$2.50	$1.30
Third Quarter	$2.49	$1.60
Fourth Quarter	$2.00	$1.12
Fiscal Year Ended December 31, 2025
First Quarter	$2.25	$1.25
Second Quarter	$2.20	$1.51
Third Quarter	$5.40	$1.50
Fourth Quarter	$5.40	$1.50
Fiscal Year 2026
First Quarter	$5.45	$2.23
Second Quarter	$5.45	$2.97
Third Quarter (through July 10, 2026)	$5.45	$5.16

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On June 23, 2026, the last full day of trading before the public announcement of the execution of the Merger Agreement, the reported closing price of the Shares on the OTCQB was $3.20 per Share. On July 10, 2026, the last full day of trading before the commencement of the Offer, the reported closing price of the Shares on the OTCQB was $5.16 per Share. Stockholders are urged to obtain current market quotations for the Shares.

According to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on April 15, 2026, the Company has never declared or paid cash dividends with respect to the Shares and does not anticipate paying any cash dividends in the foreseeable future.

7.	Certain Information Concerning the Company.

The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. The Purchaser Group does not have any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information are untrue.

General. The Company acquires, leases and manages healthcare real estate, provides financing to healthcare providers, and provides healthcare operations through its wholly-owned subsidiaries, making investments in (i) senior housing (including independent and assisted living) and (ii) post-acute/skilled nursing.

The address of the Company’s principal executive offices and the Company’s phone number at its principal executive offices are as set forth below:

600 17th Street
Suite 284
Denver, CO 80202
(720) 680-0808

Additional Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, restricted stock units, restricted stock, stock options or warrants granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is included in the Company’s reports and other filings with the SEC. Such information also will be available in the Schedule 14D-9. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the SEC.

8.	Certain Information Concerning the Purchaser Group.

Parent, a New York limited liability company, structures and syndicates healthcare and other transactions, with a particular focus on complex, unique, and contested situations.  The principal executive offices of Parent are located at 901 Myrtle Avenue, Brooklyn, NY 11206. The telephone number at such office is (212) 235-1367.

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Purchaser is a New York limited liability company and a wholly owned subsidiary of Parent that serves as an acquisition vehicle for Parent. The principal executive offices of Purchaser are located at 901 Myrtle Avenue, Brooklyn, NY 11206. The telephone number at such office is (212) 235-1367.

Merger Sub is a Utah corporation and a wholly owned subsidiary of Purchaser and was formed solely for the purpose of facilitating Purchaser’s acquisition of the Company. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Upon consummation of the Merger, Merger Sub will merge with and into the Company and will cease to exist, with the Company surviving the Merger. The principal executive offices of Merger Sub are located at 901 Myrtle Avenue, Brooklyn, NY 11206. The telephone number at such office is (212) 235-1367.

Abraham Schwartz, age 33, is the founder of Black Pearl Equities, LLC, which structures and syndicates healthcare and other transactions, with a particular focus on complex, unique, and contested situations, and has served as the Chief Executive Officer and President since 2021. Since 2025, he has also been a Partner of Black Pearl Equities II, LLC. From 2016 through December 2024, Mr. Schwartz provided advisory, branding and marketing services to healthcare and other businesses to assist in establishing their brands, building referral sources, increasing census, and other strategic advisory services. Mr. Schwartz also has extensive experience advising clients on business formation, capital-raising matters, and real estate transactions. Mr. Schwartz is the Chief Executive Officer, Treasurer and a director of Merger Sub.

Schneur Zalman Schapiro, age 43, has served as a Partner of Black Pearl Equities, LLC and a Partner of Black Pearl Equities II, LLC since 2026. Mr. Schapiro has also served as a Partner of Schapiro Law, a law firm whose practice provides mergers-and-acquisitions and regulatory work for healthcare transactions, since 2013. Mr. Schapiro is the President, Secretary and a director of Merger Sub.

The business address of each of Messrs. Schwartz and Schapiro is 901 Myrtle Avenue, Brooklyn, NY 11206. Each of Messrs. Schwartz and Schapiro is a U.S. citizen.

None of the members of the Purchaser Group has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

9.	Source and Amount of Funds.

We estimate that we will need approximately $18.26 million to purchase all of the Shares we are seeking to purchase pursuant to the Offer and to complete the Merger. We expect to obtain the necessary funds to pay for Shares validly tendered, and not withdrawn, pursuant to the Offer, and to consummate the Merger, from available funds and the Debt Financing (as defined below) at or about the first time as of which Merger Sub accepts any Shares for payment pursuant to the Offer. See Special Factors — Section 5 – The Merger Agreement and the Tender Agreement — Debt Financing.

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In connection with the execution of the Merger Agreement, Parent entered into a debt commitment letter (the “Debt Commitment Letter”) with Milrose Capital, LLC and SCG Experts Corp. (collectively, the “Lenders”), pursuant to which the Lenders have committed to provide a senior subordinated mezzanine term loan to Merger Sub in the aggregate principal amount of $18,226,250 (the “Debt Financing”). The proceeds from the Debt Financing will be used to pay the aggregate Offer Price and Merger Consideration and transaction fees and expenses related thereto.

The Debt Financing has a term of 60 months, bears interest at a rate of 5.00% per annum, and provides for level monthly principal and interest payments commencing in the thirteenth month after closing. The Lenders will also receive warrants exercisable for an aggregate of 15% of the fully-diluted equity of the Surviving Corporation.

The Lenders’ obligation to fund the Debt Financing is subject to (a) the satisfaction (or waiver by Purchaser) of all of the conditions to Purchaser’s and Merger Sub’s obligations to consummate the Offer contained in the Merger Agreement, (b) the negotiation, execution and delivery of definitive documentation with respect to the Debt Financing consistent with the Debt Commitment Letter and otherwise reasonably satisfactory to Merger Sub and the Lenders, and (c) there having been no Material Adverse Effect since the date of the Debt Commitment Letter. The Lenders’ obligation to fund the Debt Financing will terminate automatically and immediately upon the termination of the Merger Agreement in accordance with its terms.

The Debt Commitment Letter is filed as Exhibit (b) to the Schedule TO and is incorporated herein by reference.

10.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), neither the Company nor any of its subsidiaries will declare, set aside or pay any dividend or make any other distribution with respect to any equity interests of the Company or any of its subsidiaries, or otherwise make any payments to stockholders in their capacity as such.

11.	Conditions of the Offer.

For purposes of this Section 11, capitalized terms used in this Section 11 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. Notwithstanding any other provisions of the Offer, but subject to compliance with the terms and conditions of the Merger Agreement and in addition to (and not in limitation of) the obligations of Merger Sub to extend the Offer pursuant to the terms and conditions of the Merger Agreement, Merger Sub will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any Shares validly tendered and not withdrawn pursuant to the Offer in the event that at or prior to the expiration of the Offer:

•	the Minimum Tender Condition shall not have been satisfied;
•	the Shares held by stockholders of the Company that have properly exercised appraisal rights under Utah law shall have exceeded fifteen percent (15%) of the Shares outstanding immediately prior to the Acceptance Time;
•	any of the following conditions have occurred and shall be continuing at the time of the expiration of the Offer or immediately prior to the Acceptance Time:
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1.	any governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) that is then in effect and has the effect of making the Offer (including the exercise of the Top-Up Option) or the Merger illegal or otherwise preventing or prohibiting consummation of the Offer (including the exercise of the Top-Up Option) or the Merger, or any of the Required OK Approvals shall not have been obtained;
2.	since the date of the Merger Agreement, there shall have occurred a Material Adverse Effect;
3.	the representations and warranties of the Company contained in the Merger Agreement (other than the representations and warranties in Sections 4.01(a) (Organization), 4.03(a) (Capitalization), 4.04 (Authority), 4.05 (No Conflicts) and 4.18 (Brokers) shall not be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) as of the time of expiration of the Offer as though made at and as of such time (except for the representations and warranties that address matters only as of a particular date, in which case as of such date), except where the failure of all such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (ii) the representations and warranties of the Company in Sections 4.01(a) (Organization), 4.03(a) (Capitalization), 4.04 (Authority), 4.05 (No Conflicts) and 4.18 (Brokers) shall not be true and correct as of the time of expiration of the Offer as though made at and as of such time (except for the representations and warranties that address matters only as of a particular date, in which case as of such date);
4.	the Company shall have failed to perform or comply with, in any material respect, its obligations required to be performed or complied with by it under the Merger Agreement at or before such time;
5.	the Merger Agreement shall have been terminated in accordance with its terms;
6.	the Company shall have failed to demonstrate to the reasonable satisfaction of Parent that the aggregate unrestricted cash held by the Company and its Subsidiaries is at least $6,800,000 (excluding amounts held in escrow, which amounts held in escrow shall not be less than $2,880,000);
7.	the Company shall have failed to demonstrate to the reasonable satisfaction of Parent that the Company and its subsidiaries have good, valid and marketable fee simple title to all real property and interests in real property owned in fee by the Company and its subsidiaries, free and clear of all liens except (A) those liens set forth in the Merger Agreement and (B) specified permitted encumbrances); or
8.	Purchaser shall have failed to receive from the Company a certificate, signed by an executive officer of the Company, certifying that none of the conditions set forth in items (2), (3), (4), (6) or (7) above shall be continuing as of the expiration of the Offer.

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The foregoing conditions are for the sole benefit of Parent, Purchaser and Merger Sub and may be waived by Parent, Purchaser or Merger Sub in whole or in part at any time and from time to time and in the sole discretion of Parent, Purchaser or Merger Sub (subject to certain exceptions described below) prior to the expiration of the Offer, subject in each case to the terms of the Merger Agreement and applicable law. Any reference in this Offer to Purchase or in the Merger Agreement to a condition or requirement being satisfied shall be deemed met if such condition or requirement is so waived. Notwithstanding the foregoing, subject to any applicable rules and regulations of the SEC, each of Parent, Purchaser and Merger Sub reserves the right, in its sole discretion and subject to applicable law, to delay the acceptance for payment of, or payment for, Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of governmental or regulatory approvals. The foregoing conditions shall be in addition to, and not a limitation of, the rights of the Purchaser Group to extend, terminate and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The failure by the Purchaser Group or any of its affiliates at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer.

Merger Sub may not waive the Minimum Tender Condition or the condition that any governmental authority of competent jurisdiction shall not have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) that is then in effect and has the effect of making the Offer or the Merger illegal or otherwise preventing or prohibiting consummation of the Offer or the Merger.

As of June 22, 2026, 3,067,059 Shares were outstanding. In order to satisfy the Minimum Tender Condition, Merger Sub must receive valid tenders (that have not been properly withdrawn) of at least 2,146,942 Shares (inclusive of the 436,491 Shares agreed to be tendered by the Supporting Stockholders pursuant to the Tender Agreement), assuming no change in the Shares outstanding since June 22, 2026.

The number of Shares outstanding immediately prior to the expiration of the Offer may change from the number of Shares outstanding as of June 22, 2026, due to vesting and forfeitures of employee equity awards, exercises by employees of employee stock options and ordinary course and other changes and, accordingly, the percentages and numbers of currently outstanding Shares required to be tendered to satisfy the Minimum Tender Condition may change. We do not believe, however, that such changes will be material to the likelihood of satisfaction of such conditions.

Without the prior written consent of the Company, Merger Sub may not: (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) add to the Offer conditions or change, modify or waive any Offer condition in a manner adverse to the holders of Shares, (iv) extend or otherwise change the Expiration Date (except as required or permitted by the provisions of the Merger Agreement), (v) change the form of consideration payable in the Offer, or (vi) otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to the holders of Shares.

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12.	Certain Legal Matters; Regulatory Approvals.

General

Except as described in this Section 12, based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 12, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer, other than the OK Required Approvals. See Special Factors – Section 5 – The Merger Agreement and the Tender Agreement. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Utah as described below under “State Takeover Laws,” such approval or other action will be sought. However, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Date without accepting for payment any Shares validly tendered (and not withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions of the Offer, including, among other conditions, the Antitrust Condition. See The Tender Offer — Section 11 – Conditions of the Offer.

Antitrust Compliance

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Merger Sub (or, after completion of the Merger, Purchaser) to divest the Shares, or (iv) to require us or the Company to divest substantial assets. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See The Tender Offer — Section 11 – Conditions of the Offer.

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, the Purchaser Group and the Company believe that neither the purchase of Shares by Merger Sub pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither we nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See The Tender Offer — Section 11 – Conditions of the Offer.

State Takeover Laws

The Company is incorporated under the laws of the state of Utah. Certain provisions of Utah law may be applicable to acquisitions of shares of Utah corporations and other business combination transactions. Among other provisions, Utah has adopted the Control Shares Acquisitions Act, Utah Code § 61-6-1 et seq., which may in the proper case make acquisitions of certain corporations more difficult. While the Company is incorporated under the laws of the state of Utah, its principal place of business is Denver, Colorado and the Company has represented to the Purchaser Group that none of the Company’s assets are located in Utah. The Control Shares Acquisitions Act applies only to corporations that are incorporated under the laws of the state of Utah, and that have their principal place of business, principal office, or substantial assets within the state of Utah. The Purchaser Group has proceeded on the basis of the Company’s representation regarding its assets, and does not believe the above-referenced statute is applicable to the Offer. However, it is nonetheless possible that a party may attempt to assert that the Control Shares Acquisitions Act applies.

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A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See The Tender Offer — Section 11 – Conditions of the Offer.

Legal Proceedings

None.

13.	Fees and Expenses.

Purchaser has retained Laurel Hill Advisory Group to be the Information Agent and Broadridge Corporate Issuer Solutions, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, electronic mail, telephone, telecopy, personal interview and other methods of electronic communication and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

The Purchaser Group will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

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14.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such state. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such state and extend the Offer to holders of Shares in such state.

No person has been authorized to give any information or to make any representation on behalf of Parent, Purchaser or Merger Sub not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of the Purchaser Group, the Depositary or the Information Agent for the purposes of the Offer.

The Purchaser Group has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in The Tender Offer — Section 7 – Certain Information Concerning the Company.

Black Pearl Equities, LLC

Black Pearl Equities II, LLC

Tortuga Acquisition Sub, Inc.

July 13, 2026

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Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent by each holder or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail: Broadridge, Inc. Attn: BCIS Re-Organization Dept. P.O. Box 1317 Brentwood, NY 11717-0718	If delivering by hand, express mail, courier or any other expedited service: Broadridge, Inc. Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717

Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

2 Robbins Lane, Suite 201

Jericho, New York 11753

Banks and Brokers Call (516) 933-3100

All Others Call Toll-Free (844) 305-2265

Email GBCS@laurelhill.com